FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of December 31, 2015.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

Santiago, Chile

December 31, 2015 and 2014

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2015 and 2014

(Translation of consolidated financial statements originally issued in Spanish)

Index

I.	Report of Independent Registered Public Accounting Firm
II.	Consolidated Statements of Financial Position
III.	Consolidated Statements of Income
IV.	Consolidated Statements of Other Comprehensive Income
V.	Consolidated Statements of Changes in Equity
VI.	Consolidated Statements of Cash Flows
VII.	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

BANCO DE CHILE AND SUBSIDIARIES

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

	Notes	2015	2014
		MCh$	MCh$
ASSETS
Cash and due from banks	7	1,361,222	915,133
Transactions in the course of collection	7	526,046	400,081
Financial assets held-for-trading	8	866,654	548,471
Cash collateral on securities borrowers and reverse repurchase	9	46,164	27,661
Derivative instruments	10	1,127,122	832,193
Loans and advances to banks	11	1,395,195	1,155,365
Loans to customers, net	12	23,956,275	21,348,033
Financial assets available-for-sale	13	1,000,001	1,600,189
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	28,126	25,312
Intangible assets	15	26,719	26,593
Property and equipment	16	215,671	205,403
Current tax assets	17	3,279	3,468
Deferred tax assets	17	255,972	202,869
Other assets	18	484,498	355,057

TOTAL ASSETS		31,292,944	27,645,828
LIABILITIES
Current accounts and other demand deposits	19	8,327,048	6,934,373
Transactions in the course of payment	7	241,842	96,945
Cash collateral on securities lent and repurchase agreements	9	184,131	249,482
Savings accounts and time deposits	20	9,907,692	9,721,246
Derivative instruments	10	1,127,927	859,752
Borrowings from financial institutions	21	1,529,627	1,098,716
Debt issued	22	6,102,208	5,057,956
Other financial obligations	23	173,081	186,573
Current tax liabilities	17	27,993	22,498
Deferred tax liabilities	17	32,953	35,029
Provisions	24	639,043	601,714
Other liabilities	25	259,312	246,388

TOTAL LIABILITIES		28,552,857	25,110,672

EQUITY	27
Attributable to equity holders of the parent:
Capital		2,041,173	1,944,920
Reserves		390,616	263,258
Other comprehensive income		57,709	44,105
Retained earnings:
Retained earnings from previous periods		16,060	16,379
Income for the year		558,995	591,080
Less:
Provision for minimum dividends		(324,469)	(324,588)
Subtotal		2,740,084	2,535,154
Non-controlling interests		3	2

TOTAL EQUITY		2,740,087	2,535,156
TOTAL LIABILITIES AND EQUITY		31,292,944	27,645,828

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

	Notes	2015	2014
		MCh$	MCh$

Interest revenue	28	1,899,302	2,033,846
Interest expense	28	(680,169)	(788,788)
Net interest income		1,219,133	1,245,058

Income from fees and commissions	29	436,076	387,452
Expenses from fees and commissions	29	(130,097)	(115,264)
Net fees and commission income		305,979	272,188

Net financial operating income	30	36,539	29,459
Foreign exchange transactions, net	31	57,318	70,225
Other operating income	36	27,386	29,472
Total operating revenues		1,646,355	1,646,402

Provisions for loan losses	32	(303,062)	(283,993)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,343,293	1,362,409

Personnel expenses	33	(381,388)	(384,512)
Administrative expenses	34	(289,974)	(270,537)
Depreciation and amortization	35	(29,537)	(30,501)
Impairment	35	(263)	(2,085)
Other operating expenses	37	(25,076)	(27,027)
TOTAL OPERATING EXPENSES		(726,238)	(714,662)

NET OPERATING INCOME		617,055	647,747

Income attributable to associates	14	3,672	2,861
Income before income tax		620,727	650,608
Income tax	17	(61,730)	(59,527)

NET INCOME FOR THE YEAR		558,997	591,081

Attributable to:
Equity holders of the parent		558,995	591,080
Non-controlling interests		2	1

		Ch$	Ch$
Net income per share attributable to equity holders of the parent:
Basic net income per share	27	5.82	6.24
Diluted net income per share	27	5.82	6.24

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

	Notes	2015	2014
		MCh$	MCh$

NET INCOME FOR THE YEAR		558,997	591,081

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	8,596	7,107
Gains and losses on derivatives held as cash flow hedges	10	9,971	29,756
Cumulative translation adjustment		2	80
Subtotal Other comprehensive income before income taxes that will be reclassified subsequently to profit or loss		18,569	36,943

Income tax related to other comprehensive income that will be reclassified subsequently to profit or loss		(4,965)	(8,766)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		13,604	28,177

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Loss in defined benefit plans		(33)	(399)

Subtotal Other comprehensive income that will not be reclassified subsequently to profit or loss		(33)	(399)

Income tax related to other comprehensive income that will not be reclassified subsequently to profit or loss		9	103

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(24)	(296)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		572,577	618,962

Attributable to:
Equity holders of the parent		572,575	618,961
Non-controlling interest		2	1

	Ch$	Ch$
Comprehensive net income per share attributable to equity holders of the parent:
Basic net income per share	5.96	6.54
Diluted net income per share	5.96	6.54

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015 and 2014

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316
Capitalization of retained earnings		95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Income distribution	27
Income retention (released) according to law	27	—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Paid and distributed dividends		—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Equity adjustment investment in other companies		—	5	—	—	—	—	—	—	—	5	—	5
Defined benefit plans adjustment	27	—	(296)		—	—	—	—	—	—	(296)	—	(296)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	80	—	—	—	80	—	80
Derivatives cash flow hedge, net		—	—	—	—	23,507	—	—	—	—	23,507	—	23,507
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,590	—	—	—	—	—	4,590	—	4,590
Income for the period 2014		—	—	—	—	—	—	—	591,080	—	591,080	1	591,081
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(324,588)	(324,588)	—	(324,588)
Balances as of December 31, 2013	27	1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156
	27
Capitalization of retained earnings		96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Income retention (released) according to law	27	—	—	127,383	—	—	—	—	(127,383)	—	—	—	—
Paid and distributed dividends		—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Capital increase investment in other companies		—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Other comprehensive income:
Cumulative translation adjustment	27	—	—	—	—	—	2	—	—	—	2	—	2
Derivatives cash flow hedge, net	27	—	—	—	—	7,728	—	—	—	—	7,728	—	7,728
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	5,874	—	—	—	—	—	5,874	—	5,874
Income for the period 2015	27	—	—	—	—	—	—	—	558,995	—	558,995	2	558,997
Equity adjustment investment in other companies		—	—	—	—	—	—	(319)	—	—	(319)	—	(319)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(324,469)	(324,469)	—	(324,469)
Balances as of December 31, 2014		2,041,173	31,809	358,807	39,836	17,814	59	16,060	558,995	(324,469)	2,740,084	3	2,740,087

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

	Notes	2015	2014
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the year		558,997	591,081
Items that do not represent cash flows:
Depreciation and amortization	35	29,537	30,501
Impairment of intangibles assets and property and equipment	35	263	2,085
Provision for loan losses, net of recoveries	32	319,954	303,003
Provision of contingent loans	32	5,136	4,800
Additional provision	32	30,921	22,499
Fair value adjustment of financial assets held-for-trading		1,273	1,764
(Income) loss attributable to investments in other companies	14	(3,243)	(2,486)
(Income) loss sales of assets received in lieu of payment	36	(3,470)	(3,484)
(Income) loss on sales of property and equipment	36 - 37	(204)	(155)
(Increase) decrease in other assets and liabilities		(112,269)	(33,182)
Charge-offs of assets received in lieu of payment	37	1,302	1,622
Other credits (debits) that do not represent cash flows		(256)	(244)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(545,380)	(246,060)
Net changes in interest and fee accruals		132,751	(128,527)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(239,618)	(94,186)
(Increase) decrease in loans to customers, net		(2,735,942)	(944,367)
(Increase) decrease in financial assets held-for-trading, net		(336,420)	27,620
(Increase) decrease in deferred taxes, net	17	(57,790)	(60,919)
Increase (decrease)in current account and other demand deposits		1,392,434	948,593
Increase (decrease) in payables from repurchase agreements and security lending		(59,374)	5,282
Increase (decrease) in savings accounts and time deposits		189,893	(650,150)
Proceeds from sale of assets received in lieu of payment		7,769	6,393
Total cash flows provided by (used in) operating activities		(1,423,736)	(218,517)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		439,168	124,832
Purchases of property and equipment	16	(31,476)	(31,513)
Proceeds from sales of property and equipment		575	200
Purchases of intangible assets	15	(8,519)	(5,382)
Investments in other companies	14	(314)	(6,608)
Dividends received from investments in other companies	14	663	195
Total cash flows provided by (used in) investing activities		400,097	81,724

FINANCING ACTIVITIES:
Redemption in mortgage finance bonds		(13,059)	(16,713)
Proceeds from bond issuances	22	2,470,407	1,826,552
Redemption of bond issuances		(1,292,647)	(1,149,274)
Proceeds from subscription and payment of shares		—	—
Dividends paid	27	(367,444)	(368,120)
Increase (decrease) in borrowings from foreign financial institutions		430,098	110,091
Increase (decrease) in other financial obligations		(9,593)	(18,883)
Increase (decrease) in other obligations with Chilean Central Bank		(3)	(2)
Proceeds from other long-term borrowings		13,803	7,091
Payment of other long-term borrowings		(17,745)	(13,211)
Total cash flows provided by (used in) financing activities		1,213,817	377,531

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		190,178	240,738
Net effect of exchange rate changes on cash and cash equivalents		78,152	46,222
Cash and cash equivalents at beginning of year		1,825,578	1,538,618
Cash and cash equivalents at end of year	7	2,093,908	1,825,578

	2015	2014
	MCh$	MCh$
Operating cash flow of Interest:
Interest received	1,687,598	1,705,103
Interest paid	(335,714)	(588,572)

The accompanying notes 1 to 42 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2014

(Expressed in million of Chilean pesos)

1.                           Company Information:

Banco de Chile is authorized to operate as a commercial bank from September 17, 1996, and according to the Article 25 of the Law 19.396 is the legal continuer of the Banco de Chile, which in turn resulted from the merger between Banco Nacional of Chile, Banco Agricola y Banco de Valparaiso. Banco de Chile was formed on October 28, 1893, granted in front of the Public Notary of Santiago Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendencia”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Paseo Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2015 were authorized for issuance in accordance with the directors’ resolution on January 28, 2015.

For convenience of reader, these financial statements and their accompanying notes have been translated from Spanish to English. Certain accounting practices applied by the Bank that conform to rules issued by the Chilean Superintendency of Banks (SBIF) may not conform to generally accepted accounting principles in the United States (“US GAAP”) or to International Financial Reporting Standards (IFRS).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles:

(a)                      Basis of preparation:

Legal provisions

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with International Accounting Standards and International Financial Reporting Standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, these shall prevail.

(b)                      Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2015 and 2014 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation, and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(i)                           Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2014 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                      The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                      Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                      Rights emanated from other contractual arrangements.

•                      Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(i)                                     Subsidiaries, continued

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	2015	2014	2015	2014	2015	2014
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited (*)	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.00	0.99	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) On May 29, 2014 the Board of Banco de Chile agreed dissolution, liquidation and termination of this entity. At the end of the presents Financial Statements, the liquidation process is carried out.

(ii)                                  Associates and Joint Ventures:

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(ii)                       Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity shall be determining type of joint arrangement: “Joint Operation” or “Joint Venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2015 and 2014 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(b)                      Basis of consolidation, continued:

(v)                     Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

• The scope of their authority to make decisions about the investee.

• The rights held by third parties.

• The remuneration to which he is entitled under remuneration arrangements.

• Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2015 and 2014 act as agent, and therefore do not consolidate any fund.

(c)                       Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                      Use of estimates and judgment:

The Consolidated Financial Statements include estimates made by the Senior Management of the Bank and of the consolidated entities to quantify certain of the assets, liabilities, income, expenses and commitments that are recorded in them. Basically, these estimates are made in function of the best information available, and refer to:

1.          Goodwill valuation (Note No. 15);

2.         Useful lives of property and equipment and intangible assets (Note No. 15 and No. 16);

3.         Current taxes and deferred taxes (Note No.17);

4.         Provisions (Note No. 24);

5.         Contingencies and commitments (Note No. 26);

6.         Provision for loan losses (Note No.11, Note No. 12 and Note No. 32);

7.         Fair value of financial assets and liabilities (Note No. 39)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(d)                      Use of estimates and judgment, continued:

During the year ended December 31, 2015, there have been no other significant changes, different to it indicated above.

Estimates and relevant assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, income, expenses and commitments. The accounting estimations reviewed are recognised in the period in which the estimate is evaluated.

(e)                      Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                           Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                     Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

(iii)                  Derecognition

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                       Financial asset and liability valuation criteria, continued:

(iii)                  Derecognition, continued:

(b)                      If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(iv)                    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                    Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements, continued:

The Bank has financial assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 39.

(f)                       Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                      Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(g)                          Transactions in foreign currency, continued:

As of December 31, 2015, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$708.24 to US$1.  As of December 31, 2014, the Bank used the observed exchange rate equivalent to Ch$606.09 to US$1.

The gain of MCh$57,318 for net foreign exchange transactions, net (foreign exchange income of MCh$70,225 in 2014) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                     Segment reporting:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                           That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                        That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                     That separate financial information is available.

(i)                         Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(i)                         Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                           Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds, according to instruccions of the SBIF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                        Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                     Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                    Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(k)                     Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortised cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2015 and 2014 it not exist operations corresponding to securities lending.

(l)                         Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

In addition, the Bank includes in the valorization of derivatives the “Counterparty Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value.  This valorization doesn’t consider the Bank’s own credit risk, known as “Debit Valuation Adjustment” (DVA) in conformity with standards issued by SBIF.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                       A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                       A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)             at its inception, the hedge relationship has been formally documented;

(b)             it is expected that the hedge will be highly effective;

(c)              the effectiveness of the hedge can be measured in a reasonable manner; and

(d)             the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively.  If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in te item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)                 Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                        Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(ii)                     Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                  Factoring transactions

Corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in discount and which are registered to book value plus interest and adjustments until to maturity.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                    Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting rules Compendium of Superintendency of Banks:

a)                           In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans”

b)                           Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in Note No. 2 m) v).

(v)                      Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)                Allowance for individual evaluations, continued:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then clasify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)                Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operatios.  Also, in some cases, the risk credit of direct debtor can be replaced by credit quality of aval or surety. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision = (ESA-GE) x (PD debtor /100)x(LGD debtor/100)+GE x(PD guarantor/100)x(LGD guarantor /100)

Where:

ESA           = Exposure subject to allowances

GE                  = Guaranteed exposure

EAP           = (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.50% of the Normal Loans (including contingent loans).

v.i.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have obvious signs that the will not pay in the future.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.  This group is composed of debtors belonging to categories C1 through C6 of the classification level and all loans, inclusive contingent loans, which maintain the same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                  Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss                    = (TE – R) / TE

Allowance                                     = TE x (AP/100)

Where:

TE                   = total exposure

R                          = recoverable amount based on estimates of collateral value and collection efforts

AP                   = allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(v.ii)           Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

The non-complying portfolio include loans and contingent loans related to debtors that present a delay in payment greater than 90 days, including 100% of the amount of contingent loans, that maintain those debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                                 Allowance for loan losses, continued

(v.iii)           Standard method of provisions for Mortgage Loans (See Note No.4)

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (PVG), according the following table:

Provision factor applicable according past due and PVG

		Past due days at the end-month
PVG	Concept	0	1-29	30-59	60-89	Non — Complying Loans
PVG < 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < PVG < 80%	PI (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	PDI (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < PVG < 90%	PI (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
PVG > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

PI                          : Non-compliance probability

PDI                 : Loss by non-compliance

PE                       : Expected loss

PVG            : Outstanding Capital of the Credit/Mortgage Guarantee Value

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(vi)                  Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

c)                            At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(vi) Charge-offs, continued

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                           The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                          When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(n)                     Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2015 and 2014, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(o)                     Intangible assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programse purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(p)                     Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2015 and 2014 are as follows:

-	Buildings	50 years
-	Installations	10 years
-	Equipment	5 years
-	Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(q)                     Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities.  Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured.  Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  Deferred taxes are classified in conformity with established by Superintendency of Banks.

(r)                        Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance.  The Superitendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)                       Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)                        Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                     a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                                Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                             Confirmed foreign letters of credit:  Corresponds to letters of credit confirmed by the Bank.

iii.                          Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                         Documented guarantee: Guarantee with promissory notes.

v.                           Free disposal lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.                         Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities, continued:

vii.                 Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan		Exposure
a)	Guarantors and pledges	100%
b)	Confirmed foreign letters of credit	20%
c)	Documentary letters of credit issued	20%
d)	Guarantee deposits	50%
e)	Free disposal lines of credit	50%
f)	Other loan commitments
	- College education loans Law No. 20,027	15%
	- Others	100%
g)	Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                      Provisions and contingent liabilities, continued:

Additional provisions, continued:

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the bank.

During the current year, the Bank recorded additional provisions with a charge to income of MCh$30,921 (MCh$22,499 in 2014).  As of December 31, 2015 the additional provisions amounted Ch$161,177 million (Ch$130,256 million), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(v)                     Provision for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)                   Employee benefits:

(i)                 Staff vacations:

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)              Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)                  Staff severance indemnities:

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(w)                   Employee benefits, continued:

(iii)                  Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.60% as of December 31, 2015 and 4.38% as of December 31, 2014).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognised in “Other Comprehensive Income”. There are no other additional costs that must be recognised by the Bank.

(x)                     Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2015 and 2014, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)                     Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(y)                     Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  Accrual is suspended due to having been three months in the impaired portfolio.

Group evaluation loans:

•                      Loans with less than 80% real guarantees:  Accrual is suspended when payment of the loan or one of its installments has been overdue for six months.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                      Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•             Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortised cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment, continued:

Financial assets, different to loans to customers, continued

The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)              Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The properties investment are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)              Lease transactions, continued:

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum future payments guaranteed. As of December 31, 2015 and 2014, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)                Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)              Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party.  The costs which the Bank incurs are recognized over accrual base considering total points that probably, it will be changed over the total points dollars accumulated, and the probability of change.

(ae)                Reclassifications

There are no significant reclassifications at the end of period 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements:

Accounting rules issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2015:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of it contractual flows. The new model also results in a single impairment model being applied to all financial instruments, removing a source of complexity associated with previous accounting requirements.

The IASB has introduced a new impairment model that will require a timely recognition of expected credit losses.

IFRS 9 introduces a new model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

IFRS 9 removes the volatility in profit or loss originated by changes in the credit risk of designated liabilities at fair value. This change means that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Adoption date mandatory January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements. To date, this standard has not been approved by the Superintendency of Banks, event that is required for their application.

IFRS 11 — Joint Arrangements

In May of 2014 the IASB modified IFRS 11, providing guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business. This standard requires the acquirer of a participation in a joint operation, whose activities constitutes a business, apply all the principles on accounting for business combinations of the IFRS 3.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile has assessing that the impact of this rule will have not significant impact in its consolidated financial statements.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets

In May of 2014 the IASB modified IAS 16 and 38 with purpose of clarifies accepted method of depreciation and amortization.

The amendment of IAS 16 prohibits for property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption of ordinary income are not an appropriate base for the amortization of intangible asset.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible asset are highly correlated.

The effective date is beginning on January 1, 2016 its early application is permitted.

This modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries, because it is not used a focus of income as a basis of depreciation and amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

3.1      Accounting rules issued by IASB, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present util information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IAS 27 — Consolidated and Separated Financial Statements

In August 2014, the IASB published the amendment that will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

It is permitted its immediately application

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

In December 2015 the IASB agreed to determine the application date of this rule in the future.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 — 2014 Cycle, which include changes to the following standards.

•                  IFRS 5 Non-current assets held for sale and discontinued operations

Add specific guidelines in cases in which an entity reclassify an asset from held for sale to hold for distribution, or vice versa and cases in which asset held for distribution are accounting like discontinued operations. The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and subsidiaries don’t register non-current asset held for sale and discontinued operations. Therefore, this modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IFRS 7 Financial Instruments: Disclosures

Add guidelines to clarify if a service contract corresponds to a continuing involvement in an asset transfer whit the purpose to determine the required disclosures. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IAS 19 Employee Benefits. Discount rate: topic of the regional market

Clarifies that corporate bonds with high quality credit used in the estimation of the discount rate for post-employment benefits must be denominated in the same currency as the benefit payed. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IAS 34 Interim Financial Reporting

Clarifies the meaning of disclose information “in some other part of interim financial information” and the need for a cross-reference. The effective date is beginning on January 1, 2016 and its early application is permitted

The application of this amendment will not have significant impact in disclosures of the consolidated financial statements of the Bank and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

Annual improvements IFRS, continued:

•                  IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Venture.

In December 2014, the IASB has modified IFRS 10, IFRS 12 and IAS 28 related with the application of the exceptions in the consolidation in investment entities.

The amendments clarify about the requirement for the accounting of investment entities. In addition, these amendments in certain circumstances reduce the cost in the application of these standards.

The effective date is mandatory on January 1, 2016 and its early application is permitted.

The application of this amendment will not have significant impact in disclosures of the consolidated financial statements of the Bank and its subsidiaries.

•                  IAS 1 Presentation of Financial Statements

In December, 2014, the IASB has published “Disclosure Initiative (Amendments to IAS 1)”. The amendments aim at clarifying IAS 1 to improve the presentation and disclosure of information in the financial reports.

These amendments answer to requests about presentation and disclosure and have been designed with the finality to allow to the entities to apply their professional opinion to determine what information must be disclosed in the financial statements.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Banco de Chile and its subsidiaries are assessing that this rule will not have significant impact in disclosures of the consolidated financial statements.

•                                    IFRS 16 Leases

On January 2016 was issued IFRS 16, which has like purpose to stablish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Lesses, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities for the most of the lesses contracts.

IFRS 16 replace to IAS 17 — Leases and its corresponding interpretations.

The effective date of application is beginning January 1, 2019.  It is permitted its early application but, only if it is applied IFRS 15 also.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

•                                    IFRS 16 Leases, continued

Banco de Chile and its subsidiaries are assessing the impact of this rule.

Accounting rules issued by Superintendency of Banks and Financial Institutions:

1)        On December 30, 2014 the SBIF issue Circular No. 3,573 which established the changes to standards that regulates determination of “Provision for loan losses”, recorded in chapter B-1 of the compendium of accounting standards.

Modifications are in the following summary:

•        Substitution of Issuer Debtor in Factoring Operations: instructions for calculating provisions on factoring transactions are modified; allowing, under certain conditions, be considered through the substitution mechanism of debtors, classification of debtor instead of the transferor of the invoice for purposes of provisioning.

•        The instructions on the portfolio defaulted loans subject to individual assessment are complemented, including certain conditions must be complied to remove of such portfolio the credits of a debtor, in turn incorporated the same criteria for group loans. To remove a debtor from Default Portfolio, once overcome the circumstances that led to classify on this portfolio under these rules, the following conditions must be complied at least (updated by Circular No. 3,584; June 22, 2015):

i)                     Any obligation of the debtor with the bank no longer served at the time and in the amount that correspond (greater than 30 calendar days).

ii)      Has not been granted new refinancing to pay its obligations.

iii)     At least one of payments including amortization of capital.

iv)              If the debtor has some credit with installments in periods of less than six months, has already made two payments.

v)                 If the debtor must pay monthly installments for one or more loans, have been paid at least four consecutive installments.

vi)              The debtor does not appear with a direct debt not paid in the information of this Superintendency, at least that correspond to immaterial amounts.

2)        On June 22, 2015 the Superintendency of Banks and Financial Institutions issued Circular No. 3,584, related to the instructions of the changes in the Chapter B-1 “Provisions for loan losses” that was published on December 30, 2014.  These instructions are related to the Standard Method of Mortgage Loans and the treatment of Non-Complying Loans.

3)        On September 25, 2015 the Superintendency of Banks and Financial Institutions issued Circular No. 3,588, where includes minor changes in the Chapters A-1, B-1, B-3 and C-3 of the Compendim of Accounting Standards. It clarifies that Non-complying loans can to exclude the mortgage loans that its past due are less than 90 days, at least that the same debtor has other credit of the same type with more 90 days of past due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.         New Accounting Pronouncements, continued:

Accounting rules issued by Superintendency of Banks and Financial Institutions, continued:

4)        On December 24, 2015 the Superintendency of Banks and Financial Institutions issued Circular No. 3,588, where are incorporated modifications to the Chapters B-1 “Provison for loan losses” of the Compendium of Accounting Standards related to the requirements for the use of internal methodologies.  It was incorporated the following modifications:

•                  Requirements for the internal methodologies with the purpose to determine the provision for loan losses

•                  Requirements information for the request of assessing of the internal methodologies for the provision for loan losses.

At the date of issue of present financial statements and, with available information, the Bank believes that the application of this rule will not have material impact in the income.

The rules related to the Mortgage Matrix, for the determination of Provisions of Mortgage Loans mentioned in the Circular No. 3,573 it was applied since November 2015.  See details in Note No. 4 “Changes in Accounting Policies and Disclosures”.

4.                   Changes in Accounting Policies and Disclosures:

On December 30, 2014 the Superintendency of Banks and Financial Institutions issued Circular No. 3,573, where established changes to the rules of “Provisions of Credit Risk”, contained in Chapter B-1 of Compendium of accounting rules. These changes corresponds to the implementation of Standar Method of Provisions for Mortgages Loans, which considers explicitly past due and the relation between outstanding capital amount of each credits and the value of mortgage guarantees.

This modification corresponds to a change in accounting estimate, so its effect was registered in income for the period under the item “Provisions for loan losses”.  The effect of such change produced an expense in the period 2015 by an amount of Ch$4,960 millions. Until before this change, the Bank applied according the previous rules, internal methods for determination of provision of mortgage loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                            Relevant Events:

(a)         On January 9, 2015 through Resolución Exenta No. 7 the Superintendency of Securities and Insurance approved the reform to the by-laws of Banchile Securitizadora S.A. related to a capital increase of Ch$240,000,000 by means of the issuance of 1,550 shares, as agreed in the fourth Extraordinary Shareholders Meeting of the company held on December 1, 2014. The capital increase was carried out on January 20, 2015.

(b)         On January 26, 2015 the board of Banchile Administradora General de Fondos SA accepted the resignation of the director of the company Mr. Jorge Tagle Ovalle.

It was also agreed to appoint new director of the company, from the day January 26, 2015 until the next Annual Meeting, Don Eduardo Ebensperger Orrego.

(c)          On January 29, 2015 and Ordinary Meeting No. BCH 2,811 the Board of Banco de Chile agreed to call an Ordinary Shareholders for the day March 26, 2015 for the purpose of proposing, among other things, the distribution Dividend No. 203 on $ 3.42915880220, to each of the 94,655,367,544 shares “Banco de Chile”, payable out of distributable net income for the year ended December 31, 2014, corresponding to 70% of such profits.

The Board also agreed to call an Extraordinary Shareholders for the same date in order to propose among other matters the capitalization of 30% of the distributable net profit of the Bank for the year 2014, by issuing bonus shares without nominal value, determined at a value of $ 65.31 per share “Banco de Chile”, distributed among the shareholders at the rate of 0.02250251855 shares for each share “Banco de Chile” and adopt the necessary arrangements subject to the exercise of the options provided Article 31 of Law No. 19,396.

(d)         On March 23, 2015 the subsidiary Banchile Securitizadora S.A. informed that in ordinary meeting held on March 23, 2015 the Board of Directors accepted the resignation of the Director José Vial Cruz.

(e)          On March 24, 2015 the subsidiary Banchile Securitizadora S.A. informed as an Essential Information that in the Tenth Ordinary Shareholders meeting proceeded to the total renovation of the Board of Directors of the society.

According to established in seventh and eighth articles of the bylaws, were elected as Directors for a period of three years, the following persons: Pablo Granifo Lavín, Arturo Tagle Quiroz, Eduardo Ebensperger Orrego, Alain Rochette García y José Miguel Quintana Malfanti.

(f)           On March 30, 2015 it was reported that the Central Bank of Chile has informed the Bank of Chile that the Council of the Institution, Special Session No. 1894E on the same day, considering the resolutions adopted by the Shareholders Banco de Chile, held dated March 26, 2015, regarding the distribution of dividends and capital increase by issuing bonus shares by the share of 30% of profits for the year ended December 31 2014, decided to opt for the entire surplus that apply, including the part proportional to the agreed cap utility, will be paid in cash, in accordance with the provisions of subparagraph b) of Article 31 of Law 19,396, on modification of the payment of the subordinated obligation, and other applicable standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(g)              The Board of Director’s meeting held on April 9, 2015, it was resolved to accept the resignation of the Director Mr. Juan José Bruchou.

Also, the Board of Directors appointed Mr. Samuel Libnic as new Director until the next Ordinary Shareholder’s Meeting.

(h)             On April 10, 2015 Mr. Samuel Libnic, Acting Director of subsidiary Banchile Corredores de Bolsa S.A. presented its resignation to the Board of Director’s.

(i)                 On June 25, 2015 it was informed as Essential Information that, at the Board of Director’s meeting was resolved to accept the resignation of the Director and Vice President of the Board Mr. Francisco Aristeguieta Silva.

Also, in the same meeting, the Board of Directors appointed Mrs. Jane Fraser as new Director and new Vice President of the Board, until the next Ordinary Shareholder’s Meeting.

(j)                On July 6, 2015, according to the powers conferred by article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of 2,000 (two thousand) Unidades de Fomento to Banco de Chile, in connection with the erroneous delivery to that Superintendency of file D33 contained in the Information System Manual of the Debtors System (“Sistema de Deudores del Manual de Sistemas de Información”), in which a number of credit lines and overdraft in current account operations corresponding to December 2014 and month before, were omitted.

(k)             On July 10, 2015 Banco de Chile inform that, on July 3, 2015 Banco Penta informed acceptance of Banco de Chile’s Offer related to Purchase of Portfolio Loan of that institution. In the same date, Banco Penta informed to the Superintendency of Banks and Financial Institutions, confidentially, acceptance of the offer, and Banco Penta requested to Banco de Chile the refrain its divulgation until its communication to the market.

The credits of that offer, approximately amounted to Ch$587,564 million for capital concept as of May 31, 2015 and corresponds to 95.4% of total portfolio of Banco Penta.

The acceptance offer is subject to the compliance of conditions established in it, particularly the legal and financial due diligences over the portfolio loan of this transaction, and other legal terms agreed with the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(l)                  On July 23, 2015 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2014, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 26th of March, 2015, it was informed as an essential information:

i.                       In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $ 96,252,499,241 through the issuance of 1,473,778,889 fully paid-in shares, of no par value, payable under the distributable net income for the year 2014 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°285 dated June 5, 2015, which was registered on page 42,128 N° 24,868 of the register of the Chamber of Commerce of Santiago for the year 2015, and was published at “Diario Oficial” on June 10, 2015.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°2/2015, on July 14, 2015.

ii.                    The Board of Directors of Banco de Chile, at the meeting N°2,821, dated July 23, 2015, set August 6, 2015, as the date for issuance and distribution of the fully paid in shares.

iii.                 The shareholders that will be entitled to receive the new shares, at a ratio of 0.02250251855 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on July 31, 2015.

iv.                The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

v.                   As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 96,129,146,433 nominative shares, without par value, completely subscribed and paid.

(m)          On October 22, 2015 It was informed as essential information, that Banco de Chile and Citigroup Inc. have subscribed new Agreements of Cooperation, Global Connectivity and License (“Trademark License Agreement”). These agreements will have an initial duration period of two years beginning on January 1, 2016. Although, the parties may convene before August 31, 2017, an extension for another period of two years commencing on January 1, 2018. In the event that the aforesaid extension is not convened by the parties, these agreements will be extended for a period of one year starting on January 1, 2018 until January 1, 2019. The same extension procedure may apply afterwards as many times as agreed by the parties.

Original Cooperation, Global Connectivity and License Agreements, subscribed on December 27, 2008 will expire on January 1, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

Likewise, the parties have extended the Master Services Agreement for a period of six months, beginning on January 1, 2016.

The aforementioned agreements and extension were duly authorized by Banco de Chile’s Board of Directors on Meetings N° 2,825 celebrated on September 24, 2015 and N° 2,827 celebrated on October 22, 2015, according to the requirements of the Articles 146 and subsequent of the Chilean Corporations Act (Law N° 18,046).

(n)                  On November 23, 2015 — Banco de Chile informed like essential information that it has made a voluntary application to each of the UK Listing Authority and the London Stock Exchange for the cancellation of the standard listing of the Company’s American Depositary Receipts representing shares in the Company’s common stock (“ADRs”) on the Official List of the UK Listing Authority, which will result in the cancellation of the trading of its ADRs on the London Stock Exchange.

(o)                  On December 22, 2015 pursuant to its announcement made on November 23, 2015, Banco de Chile (the “Company”), applied to each of the UK Listing Authority and the London Stock Exchange for, respectively, the cancellation of the standard listing of the Company’s American Depositary Receipts representing shares of its common stock (the “ADRs”) from the Official List and the cancellation of the admission to trading of the ADRs from the Main Market of the London Stock Exchange.

(p)                  On December 30, 2015 Banco de Chile informed as an essential information that it has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through the private instruments detailed below, all of them in force from January 1, 2016 until January 1, 2020, excluding those insurances, as applicable, related to loan mortgages which must be subject to a public tender  in compliance with article 40, DFL 251 of 1931:

1.              Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

2.              Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

a.                  Collection and Data Administration Agreement.

b.                  Use Agreement for Distribution Channels.

c.                   Banchile’s Trademark License Agreement.

d.                  Credit Life Insurance Agreement.

3.              Framework Agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Banchile Trade Services Limited

• Socofin S.A.

• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note No. 2 “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level. The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2015 and 2014.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following tables present the income for 2015 and 2014 for each of the segments defined above:

	December 31, 2015
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	840,333	355,783	27,942	(6,380)	1,217,678	1,455	1,219,133
Net fees and commissions income	150,249	43,853	(2,163)	128,881	320,820	(14,841)	305,979
Other operating income	24,908	64,861	10,355	24,838	124,962	(3,719)	121,243
Total operating revenue	1,015,490	464,497	36,134	147,339	1,663,460	(17,105)	1,646,355
Provisions for loan losses	(229,669)	(73,510)	—	117	(303,062)	—	(303,062)
Depreciation and amortization	(21,275)	(5,364)	(267)	(2,631)	(29,537)	—	(29,537)
Other operating expenses	(464,587)	(138,638)	(4,770)	(105,811)	(713,806)	17,105	(696,701)
Income attributable to associates	2,521	716	34	401	3,672	—	3,672
Income before income taxes	302,480	247,701	31,131	39,415	620,727	—	620,727
Income taxes							(61,730)
Income after income taxes							558,997

Assets	14,503,435	11,926,049	4,383,945	523,080	31,336,509	(302,816)	31,033,693
Current and deferred taxes							259,251
Total assets							31,292,944

Liabilities	9,726,434	9,934,304	8,605,278	374,824	28,640,840	(148,929)	28,491,911
Current and deferred taxes							60,946
Total liabilities							28,552,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

	December 31, 2014
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	836,917	379,456	35,005	(8,834)	1,242,544	2,514	1,245,058
Net fees and commissions income	134,635	40,316	(1,825)	114,246	287,372	(15,184)	272,188
Other operating income	30,582	60,278	13,871	29,552	134,283	(5,127)	129,156
Total operating revenue	1,002,134	480,050	47,051	134,964	1,664,199	(17,797)	1,646,402
Provisions for loan losses	(232,802)	(51,348)	—	157	(283,993)	—	(283,993)
Depreciation and amortization	(22,497)	(5,324)	(296)	(2,384)	(30,501)	—	(30,501)
Other operating expenses	(464,323)	(134,211)	(4,364)	(99,060)	(701,958)	17,797	(684,161)
Income attributable to associates	1,867	584	50	360	2,861	—	2,861
Income before income taxes	284,379	289,751	42,441	34,037	650,608	—	650,608
Income taxes							(59,527)
Income after income taxes							591,081

Assets	11,789,339	10,307,291	4,981,302	538,445	27,616,377	(176,886)	27,439,491
Current and deferred taxes							206,337
Total assets							27,645,828

Liabilities	8,419,469	9,664,423	6,754,592	391,547	25,230,031	(176,886)	25,053,145
Current and deferred taxes							57,527
Total liabilities							25,110,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                            Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each year-end are detailed as follows:

	2015	2014
	MCh$	MCh$
Cash and due from banks:
Cash (*)	672,253	476,429
Current account with the Chilean Central Bank (*)	111,330	147,215
Deposits in other domestic banks	9,676	12,778
Deposits abroad	567,963	278,711
Subtotal - Cash and due from banks	1,361,222	915,133

Net transactions in the course of collection	284,204	303,136
Highly liquid financial instruments	407,111	590,417
Repurchase agreements	41,371	16,892
Total cash and cash equivalents	2,093,908	1,825,578

(*) Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2015	2014
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	293,908	290,866
Funds receivable	232,138	109,215
Subtotal - assets	526,046	400,081

Liabilities
Funds payable	(241,842)	(96,945)
Subtotal - liabilities	(241,842)	(96,945)
Net transactions in the course of collection	284,204	303,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2015	2014
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	46,068	13,906
Central Bank promissory notes	103,832	2,996
Other instruments issued by the Chilean Government and Central Bank	100,016	71,968

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—
Mortgage bonds from domestic banks	—	9
Bonds from domestic banks	21	3,197
Deposits in domestic banks	583,217	199,665
Bonds from other Chilean companies	—	1,351
Other instruments issued in Chile	10,420	366

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	23,080	255,013
Funds managed by third parties	—	—
Total	866,654	548,471

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of MCh$9,244 as of December 31, 2015 (as of December 31, 2014 was no balance).

Agreements to repurchase have an average expiration of 6 days as of year-end.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$149,333 as of December 31, 2015 (MCh$148,525 in 2014).

Agreements to repurchase have an average expiration of 10 days as of year-end (12 days in 2014).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$25,303 as of December 31, 2015 (MCh$32,956 in 2014), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Repurchase Agreements and Security Lending and Borrowing:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2014 and 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	820	—	—	—	—	—	—	—	—	—	—	—	820
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	32,448	11,043	8,704	6,291	1,551	9,507	—	—	—	—	—	—	42,703	26,841

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	35,909	11,863	8,704	6,291	1,551	9,507	—	—	—	—	—	—	46,164	27,661

Securities received:

The Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2015 the Bank held securities with a fair value of Ch$ 46,324 million (Ch$27,549 million in 2014) on such terms.  The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Repurchase Agreements and Security Lending and Borrowing, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate,  As of December 31, 2015 and 2014, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	3,052	—	—	—	—	—	—	—	—	—	—	—	3,052	—
Central Bank promissory notes	7,301	25,643	—	—	—	—	—	—	—	—	—	—	7,301	25,643
Other instruments issued by the Chilean Government and Central Bank	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	3,152	—	—	—	—	—	—	—	—	—	—	—	3,152
Deposits in domestic banks	158,156	220,528	13,680	159	—	—	—	—	—	—	—	—	171,836	220,687
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	170,451	249,323	13,680	159	—	—	—	—	—	—	—	—	184,131	249,482

Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2015 is Ch$184,919 million (Ch$252,465 million in 2014). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2015 and 2014, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	15,565	—	11,734	19,222	21,312	—	—	4,189	8,730
Interest rate swap	—	—	—	—	14,947	16,486	11,332	22,488	66,504	59,942	81,271	47,669	279	101	10,360	11,174
Total derivatives held for hedging purposes	—	—	—	—	14,947	16,486	11,332	38,053	66,504	71,676	100,493	68,981	279	101	14,549	19,904

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	103,638	—	201,723	137,134	441,930	437,575	318,240	411,283	306,582	237,038	203,892	78,703	3,666	17,596
Total Derivatives held as cash flow hedges	—	—	103,638	—	201,723	137,134	441,930	437,575	318,240	411,283	306,582	237,038	203,892	78,703	3,666	17,596

Derivatives held-for-trading purposes
Currency forward	6,361,172	4,813,454	5,658,682	4,114,955	6,392,029	6,702,632	1,097,148	589,179	79,217	38,389	—	1,802	180,616	140,676	207,961	128,117
Cross currency swap	1,444,510	109,701	3,626,015	260,261	8,414,998	1,229,651	9,190,933	2,003,936	5,063,262	1,174,052	5,676,905	2,039,353	173,365	398,943	159,668	485,363
Interest rate swap	1,283,607	1,330,696	835,357	1,395,103	1,369,605	6,728,804	2,370,091	7,376,807	1,513,471	4,249,358	2,394,036	3,809,968	566,412	210,900	737,845	206,161
Call currency options	25,127	41,715	69,802	47,586	77,364	69,218	35	182	—	—	—	—	1,878	2,583	3,689	2,249
Put currency options	16,503	34,116	50,578	42,051	66,038	40,897	35	182	—	—	—	—	680	287	549	362
Total derivatives of negotiation	9,130,919	6,329,682	10,240,434	5,859,956	16,320,034	14,771,202	12,658,242	9,970,286	6,655,950	5,461,799	8,070,941	5,851,123	922,951	753,389	1,109,712	822,252

Total	9,130,919	6,329,682	10,344,072	5,859,956	16,536,704	14,924,822	13,111,504	10,445,914	7,040,694	5,944,758	8,478,016	6,157,142	1,127,122	832,193	1,127,927	859,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of nominal values of the hedged elements and hedge instruments under fair value hedges as of December 31, 2015 and 2014:

	2015	2014
	MCh$	MCh$
Hedged element
Commercial loans	19,222	48,611
Corporate bonds	174,054	146,585

Hedge instrument
Cross currency swap	19,222	48,611
Interest rate swap	174,054	146,585

(c)                        Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen to and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

(c.2)              Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2015
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:	—	—	(602)	(1,207)	(1,207)	(39,340)	(42,356)
Corporate Bond EUR	—	—	(12,852)	(25,658)	(79,631)	(368,924)	(487,065)
Corporate Bond HKD	—	—	(636)	(16,219)	—	—	(16,855)
Corporate Bond PEN	(255)	(108,678)	(166,473)	(279,477)	(217,702)	—	(772,585)
Corporate Bond CHF	(678)	—	(1,736)	(229,377)	—	—	(231,791)
Obligation USD	—	(314)	(66,316)	(1,901)	(76,302)	(29,853)	(174,686)
Corporate Bond JPY

Hedge instruments
Inflows:
Cross Currency Swap EUR	—	—	602	1,207	1,207	39,340	42,356
Cross Currency Swap HKD	—	—	12,852	25,658	79,631	368,924	487,065
Cross Currency Swap PEN	—	—	636	16,219	—	—	16,855
Cross Currency Swap CHF	255	108,678	166,473	279,477	217,702	—	772,585
Cross Currency Swap USD	678	—	1,736	229,377	—	—	231,791
Cross Currency Swap JPY	—	314	66,316	1,901	76,302	29,853	174,686

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

(c.2)    Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	—	—	—	—	—	—	—
Corporate Bond HKD	—	—	(9,508)	(19,070)	(66,617)	(268,771)	(363,966)
Corporate Bond PEN	—	—	(622)	(16,442)	—	—	(17,064)
Corporate Bond CHF	(219)	(1,135)	(5,413)	(317,811)	(344,146)	—	(668,724)
Obligation USD	(498)	(95)	(156,333)	(61,751)	—	—	(218,677)
Corporate Bond JPY	—	(271)	(968)	(58,445)	(41,062)	(51,563)	(152,309)

Hedge instruments
Inflows:
Cross Currency Swap MXN	—	—	—	—	—	—	—
Cross Currency Swap HKD	—	—	9,508	19,070	66,617	268,771	363,966
Cross Currency Swap PEN	—	—	622	16,442	—	—	17,064
Cross Currency Swap CHF	219	1,135	5,413	317,811	344,146	—	668,724
Cross Currency Swap USD	498	95	156,333	61,751	—	—	218,677
Cross Currency Swap JPY	—	271	968	58,445	41,062	51,563	152,309

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

(c.2)    Bellow are the cash flows of underlying assets portfolio and cash flow of pasive part of derivative:

	2015
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,961	107,007	231,948	494,015	345,015	359,902	1,540,848

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	—	(9,062)	(17,999)	(63,301)	(288,281)	(378,643)
Cross Currency Swap PEN	—	—	(493)	(16,135)	—	—	(16,628)
Cross Currency Swap JPY	—	(1,024)	(68,015)	(5,660)	(79,042)	(30,716)	(184,457)
Cross Currency Swap USD	—	—	(3,866)	(216,820)	—	—	(220,686)
Cross Currency Swap CHF	(2,961)	(105,983)	(149,493)	(235,376)	(200,642)	—	(694,455)
Cross Currency Swap EUR	—	—	(1,019)	(2,025)	(2,030)	(40,905)	(45,979)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

(c.2)    Bellow are the cash flows of underlying assets portfolio and cash flows of pasive part of derivative:

	2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,892	490,949	3,230	165,707	442,808	283,714	1,389,300

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	(14,578)	—	(7,273)	(59,188)	(224,232)	(305,271)
Cross Currency Swap HKD	—	(15,978)	—	(475)	—	—	(16,453)
Cross Currency Swap PEN	—	(69,059)	(976)	(3,471)	(48,703)	(59,482)	(181,691)
Cross Currency Swap JPY	—	(58,945)	—	(141,795)	—	—	(200,740)
Cross Currency Swap USD	(2,892)	(332,389)	(2,254)	(12,693)	(334,917)	—	(685,145)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.           Derivative Instruments and Accounting Hedges, continued:

(c)              Cash flow Hedges, continued:

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)                       The accumulated amount of unrealized gain was a credit to equity for an amount of Ch$9,971 million (credit to equity for Ch$29,756 million in 2014) generated from hedging instruments, which has been recorded in equity.  The net effect of deferred tax was a credit to equity for Ch$7,728 millions in 2015 (credit to equity for Ch$23,507 millions in 2014)

The accumulated balance for this concept net of deferred tax as of December 31, 2015 corresponds to a credit of equity amounted Ch$17,814 million (credit to equity amounted Ch$10,086 million in 2014)

(c.4)                       The net effect in income of derivatives cash flow hedges was a credit in income for an amount of Ch$148,555 million in 2015 (charge in income for Ch$9,659 million in 2014).

(c.5)                       As of December 31, 2015 and 2014, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)                       As of December 31, 2015 and 2014, the Bank has not hedges of net investments in foreign business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                       As of December 31, 2015 and 2014, amounts are detailed as follows:

	2015	2014
	MCh$	MCh$
Domestic Banks
Interbank loans	45,258	170,014
Provisions for loans to domestic banks	(72)	(61)
Subtotal	45,186	169,953
Foreign Banks
Loans to foreign banks	211,573	216,632
Chilean exports trade loans	47,355	93,366
Credits with third countries	91,278	125,061
Provisions for loans to foreign banks	(630)	(755)
Subtotal	349,576	434,304
Central Bank of Chile
Non-available Central Bank deposits	1,000,000	550,000
Other Central Bank credits	433	1,108
Subtotal	1,000,433	551,108
Total	1,395,195	1,155,365

(b)                       Movements in provisions for loans to banks, during periods 2015 and 2014 are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2014	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	25	—	25
Provisions released	—	(501)	(501)
Balance as of December 31, 2014	61	755	816
Charge-offs	—	—	—
Provisions established	11	—	11
Provisions released	—	(125)	(125)
Balance as of December 31, 2015	72	630	702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)                 Loans to Customers:

As of December 31, 2015 and 2014, the composition of the portfolio of loans is the following:

	As of December 31, 2015
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,497	89,792	383,965	10,814,254	(154,115)	(83,521)	(237,636)	10,576,618
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(84,282)	(3,286)	(87,568)	1,355,677
Current account debtors	227,063	2,519	9,646	239,228	(5,728)	(4,082)	(9,810)	229,418
Factoring transactions	483,797	2,282	754	486,833	(10,571)	(1,773)	(12,344)	474,489
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(6,908)	(11,004)	(17,912)	1,357,144
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,115)	(3,414)	(5,529)	52,773
Subtotal	13,754,371	175,066	487,481	14,416,918	(263,719)	(107,080)	(370,799)	14,046,119
Mortgage loans
Mortgage bonds	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(34,760)	(34,760)	6,223,147
Credits from ANAP	17	—	—	17	—	—	—	17
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(34,952)	(34,952)	6,370,034
Consumer loans
Consumer loans in installments	2,188,881	—	233,217	2,422,098	—	(153,216)	(153,216)	2,268,882
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	262,841	3,736,137	—	(196,015)	(196,015)	3,540,122
Total	23,515,487	175,066	867,488	24,558,041	(263,719)	(338,047)	(601,766)	23,956,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a.i)                 Loans to Customers continued:

	As of December 31, 2014
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,239,021	76,365	308,808	9,624,194	(106,518)	(89,392)	(195,910)	9,428,284
Foreign trade loans	1,131,926	72,208	62,665	1,266,799	(78,619)	(1,480)	(80,099)	1,186,700
Current account debtors	303,906	2,697	3,532	310,135	(3,141)	(4,189)	(7,330)	302,805
Factoring transactions	474,046	3,164	1,525	478,735	(9,283)	(1,361)	(10,644)	468,091
Commercial lease transactions (1)	1,330,752	22,191	28,579	1,381,522	(6,163)	(11,898)	(18,061)	1,363,461
Other loans and accounts receivable	39,274	257	7,320	46,851	(2,298)	(3,426)	(5,724)	41,127
Subtotal	12,518,925	176,882	412,429	13,108,236	(206,022)	(111,746)	(317,768)	12,790,468
Mortgage loans
Mortgage bonds	65,211	—	4,893	70,104	—	(58)	(58)	70,046
Transferable mortgage loans	101,957	—	2,218	104,175	—	(72)	(72)	104,103
Other residential real estate mortgage loans	5,151,358	—	86,273	5,237,631	—	(23,857)	(23,857)	5,213,774
Credits from ANAP	21	—	—	21	—	—	—	21
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	6,482	—	210	6,692	—	(34)	(34)	6,658
Subtotal	5,325,029	—	93,594	5,418,623	—	(24,021)	(24,021)	5,394,602
Consumer loans
Consumer loans in installments	2,003,452	—	190,697	2,194,149	—	(145,439)	(145,439)	2,048,710
Current account debtors	264,473	—	7,347	271,820	—	(7,331)	(7,331)	264,489
Credit card debtors	856,555	—	26,455	883,010	—	(33,713)	(33,713)	849,297
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	106	—	704	810	—	(343)	(343)	467
Subtotal	3,124,586	—	225,203	3,349,789	—	(186,826)	(186,826)	3,162,963
Total	20,298,540	176,882	731,226	21,876,648	(206,022)	(322,593)	(528,615)	21,348,033

(1)                       In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2015, MCh$653,225 (MCh$615,723 in 2014) correspond to finance leases for real estate and MCh$721,831 (MCh$765,799 in 2014), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.ii)    Impaired Portfolio

As of December 31, 2015 and 2014, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,871,526	12,612,620	545,392	495,616	14,416,918	13,108,236	(263,719)	(206,022)	(107,080)	(111,746)	(370,799)	(317,768)	14,046,119	12,790,468
Mortgage loans	6,287,820	5,325,029	117,166	93,594	6,404,986	5,418,623	—	—	(34,952)	(24,021)	(34,952)	(24,021)	6,370,034	5,394,602
Consumer loans	3,473,296	3,124,586	262,841	225,203	3,736,137	3,349,789	—	—	(196,015)	(186,826)	(196,015)	(186,826)	3,540,122	3,162,963
Total	23,632,642	21,062,235	925,399	814,413	24,558,041	21,876,648	(263,719)	(206,022)	(338,047)	(322,593)	(601,766)	(528,615)	23,956,275	21,348,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during the 2015 and 2014 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2014	182,862	297,616	480,478
Charge-offs:
Commercial loans	(27,573)	(39,151)	(66,724)
Mortgage loans	—	(2,978)	(2,978)
Consumer loans	—	(184,647)	(184,647)
Total charge-offs	(27,573)	(226,776)	(254,349)
Sale or transfer of credit	(993)	—	(993)
Allowances established	51,726	251,753	303,479
Balance as of December 31, 2014	206,022	322,593	528,615

Balance as of January 1, 2015	206,022	322,593	528,615
Charge-offs:
Commercial loans	(13,228)	(44,760)	(57,988)
Mortgage loans	—	(2,553)	(2,553)
Consumer loans	—	(196,015)	(196,015)
Total charge-offs	(13,228)	(243,328)	(256,556)
Sale or transfers of credit	(2,690)	—	(2,690)
Purchase of loans	12,329	—	12,329
Allowances established	61,286	258,782	320,068
Balance as of December 31, 2015	263,719	338,047	601,766

In addition to these allowances for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

Other Disclosures:

1.              As of December 31, 2015 and 2014, the Bank and its subsidiaries accomplished buy and sell of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as detailed in Note No. 12 (e).

2.              As of December 31, 2015 and 2014, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (see note No. 12 letter (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(c)                      Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	460,004	465,397	(54,353)	(55,663)	405,651	409,734
Due after 1 year but within 2 years	333,374	328,815	(39,913)	(40,553)	293,461	288,262
Due after 2 years but within 3 years	218,308	220,128	(27,287)	(27,233)	191,021	192,895
Due after 3 years but within 4 years	152,329	144,099	(19,090)	(19,753)	133,239	124,346
Due after 4 years but within 5 years	106,806	107,651	(13,652)	(14,375)	93,154	93,276
Due after 5 years	281,489	296,482	(30,492)	(32,370)	250,997	264,112
Total	1,552,310	1,562,572	(184,787)	(189,947)	1,367,523	1,372,625

(*)    The net balance receivable does not include past-due portfolio totaling MCh$7,533 as of December 31, 2015 (MCh$8,897 in 2014).

The bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment. These leases have an average useful life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2015 and 2014 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2015	2014	2015	2014	2015	%	2014	%
	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Commercial loans:
Commerce	2,265,154	2,338,393	80,164	66,796	2,345,318	9.55	2,405,189	10.99
Financial Services	2,117,466	1,848,774	13,480	24,381	2,130,946	8.68	1,873,155	8.56
Transportation	1,656,111	1,654,258	12,517	13,845	1,668,628	6.80	1,668,103	7.63
Services	1,668,022	1,565,233	324	544	1,668,346	6.79	1,565,777	7.16
Manufacturing	1,534,131	1,414,821	92,384	84,083	1,626,515	6.62	1,498,904	6.85
Construction	1,585,940	1,423,597	—	—	1,585,940	6.46	1,423,597	6.51
Agriculture and livestock	1,185,113	946,795	—	—	1,185,113	4.83	946,795	4.33
Mining	545,375	356,363	—	—	545,375	2.22	356,363	1.63
Electricity, gas and water	473,172	438,638	—	3,428	473,172	1.93	442,066	2.02
Fishing	351,531	261,189	—	—	351,531	1.43	261,189	1.19
Other	836,034	667,098	—	—	836,034	3.40	667,098	3.05
Subtotal	14,218,049	12,915,159	198,869	193,077	14,416,918	58.71	13,108,236	59.92
Residential mortgage loans	6,404,986	5,418,623	—	—	6,404,986	26.08	5,418,623	24.77
Consumer loans	3,736,137	3,349,789	—	—	3,736,137	15.21	3,349,789	15.31
Total	24,359,172	21,683,571	198,869	193,077	24,558,041	100.00	21,876,648	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(e)                        Purchase of loan portfolio

During the year 2015, the Bank acquired portfolio loans, whose nominal value amounted to Ch$649,144 millions.  The most important transaction was a purchase made to a local bank (See note No. 5 (k)).

During the period 2014 has not acquired portfolio loans.

(f)                         Sale or transfer of credits from the loans to customers:

During 2015 and 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of December 31, 2015

	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	89,085	(2,690)	89,085	2,690
Sale of writte-off loans(*)	—	—	1,440	1,440
Totales	89,085	(2,690)	90,525	4,130

(*)            The nominal value of the credits amounted to MCh$327,360 millions.

As of December 31, 2014

	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	454,465	(993)	454,465	993
Sale of writte-off loans(*)	—	—	—	—
Totales	454,465	(993)	454,465	993

(g)                        Own assets securitizations:

During 2015 and 2014 the bank has not executed securitization transaction involving owns assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities:

As of December 31, 2015 and 2014, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2015			2014
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	36,258	—	36,258	28,795	—	28,795
Promissory notes issued by the Chilean Government and Central Bank	—	—	—	149,755	—	149,755
Other instruments	50,250	—	50,250	160,774	—	160,774

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	87,610	—	87,610	96,294	—	96,294
Bonds from domestic banks	83,960	—	83,960	251,231	—	251,231
Deposits from domestic banks	450,976	—	450,976	657,467	—	657,467
Bonds from other Chilean companies	17,766	—	17,766	29,519	—	29,519
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	191,537	—	191,537	162,829	—	162,829

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—
Other instruments	81,644	—	81,644	63,525	—	63,525

Total	1,000,001		1,000,001	1,600,189	—	1,600,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, for December 31, 2015 this amount was $3,054 million ($25,673 million in 2014).  Repurchase agreements had an average maturity of 6 days in December 2015 (4 days in December 2014).

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$14 as of December 31, 2014. Repurchase agreements had an average maturity of 5 days in December 2014.

In instruments issued abroad are include mainly banks bonds and shares.

As of December 31, 2015, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$39,836 (MCh$33,962 in 2014), recorded in other comprehensive income within equity.

As of December 31, 2015 and 2014 there is not impairment of financial assets available-for-sale.

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale.  In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Profits and losses realized on the sale of available-for-sale investments as of December 31, 2015 and 2014 are shown in Note No. 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2015 and 2014 are as follows:

	2015	2014
	MCh$	MCh$

Unrealized (losses)/profits during the period	17,003	23,593
Realized losses/(profits) (reclassified)	(8,407)	(16,486)
Subtotal	8,596	7,107
Income tax over other comprehensive income	(2,722)	(2,517)
Net effect	5,874	4,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$28,126 in 2015 (MCh$25,312 in 2014), which is detailed s follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
	Shareholder	2015	2014	2015	2014	2015	2014	2015	2014
Company		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.16	26.16	40,302	34,177	10,542	8,939	1,314	1,070
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	12,758	11,145	2,552	2,229	323	282
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	9,472	8,253	2,444	2,130	449	389
Redbanc S.A.	Banco de Chile	38.13	38.13	5,419	4,969	2,066	1,895	245	241
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	12.49	9,823	10,899	1,128	1,252	(119)	(177)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,252	2,615	1,084	871	211	220
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,955	4,643	743	696	136	106
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,656	2,401	712	644	125	151
Subtotal Associates				88,637	79,102	21,271	18,656	2,684	2,282

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,778	7,281	3,889	3,641	249	51
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,378	1,491	689	746	310	153
Subtotal Joint Ventures				9,156	8,772	4,578	4,387	559	204

Subtotales				97,793	87,874	25,849	23,043	3,243	2,486

Investments valued at cost (1):
Bolsa de Comercio de Santiago S.A.						1,646	1,646	370	329
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	59	46
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						57	49	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,277	2,269	429	375
Total						28,126	25,312	3,672	2,861

(1)    Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)    On April 16, 2015 Transbank S.A. made a capital increase by an amount of MCh$5,328 through of capitalization of earnings and revaluations by an amount of MCh$4,150 and issue of shares by MCh$1,178.  Banco de Chile made the subscription and payment of 1,536 shares by a total amount of MCh$308 (amount does not include payment of revaluations MCh$6).  The shares participation of Banco de Chile in Transbank S.A. did not change with this operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                     Investments in Other Companies, continued:

(b)                     Associates

	2015	2014
	MCh$	MCh$
Current assets	620,978	588,635
Non-current assets	98,770	74,361
Total Assets	719,748	662,996

Current liabilities	620,951	578,659
Non-current liabilities	10,152	5,227
Total Liabilities	631,103	583,886
Equity	88,637	79,102
Minority interest	8	8
Total Liabilities and Equity	719,748	662,996

Revenue	221,109	194,145
Operating expenses	(211,126)	(186,386)
Other income (expenses)	1,966	1,000
Profit before tax	11,949	8,759
Income tax	(1,880)	(762)
Profit for the year	10,069	7,997

(c)                        Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarised financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$
Current assets	1,224	1,289	50,449	53,077
Non-current assets	755	689	17,193	16,227
Total Assets	1,979	1,978	67,642	69,304

Current liabilities	601	487	55,127	59,501
Non-current liabilities	—	—	4,737	2,522
Total Liabilities	601	487	59,864	62,023
Equity	1,378	1,491	7,778	7,281
Total Liabilities and Equity	1,979	1,978	67,642	69,304

Revenue	3,147	2,659	38,879	37,140
Operating expenses	(735)	(662)	(37,632)	(36,199)
Other income (expenses)	(1,929)	(1,727)	(797)	(781)
Profit (loss) before tax	483	270	450	160
Income tax	137	36	47	(59)
Profit (loss) for the year	620	306	497	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                     Investments in Other Companies, continued:

(d)                      The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2015 and 2014 is detailed as follows:

	2015	2014
	MCh$	MCh$

Beginning book value	25,312	16,670
Acquisition of investments	314	6,608
Participation in income with significant influence	3,243	2,486
Dividends receivable	535	405
Dividends received	(663)	(195)
Payment of minimum dividends	455	148
Total	28,126	25,312

(e)                       As of December 31, 2015 and 2014 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)                       As of December 31, 2015 and 2014, Intangible assets are detailed as follows:

	Years						Accumulated
			Remaining				Amortization and
	Useful Life		amortization		Gross balance		Impairment		Net balance
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	100,000	92,225	(73,281)	(65,632)	26,719	26,593
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Total					101,740	93,965	(75,021)	(67,372)	26,719	26,593

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the 2015 and 2014 periods are as follows:

	2015
	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	92,225	1,740	—	93,965
Acquisitions	8,519	—	—	8,519
Disposals	(685)	—	—	(685)
Impairment loss (*)	(59)	—	—	(59)
Total	100,000	1,740	—	101,740

Accumulated Amortization
Balance as of January 1, 2015	(65,632)	(1,740)	—	(71,510)
Amortization of the period (*)	(8,331)	—	—	(8,331)
Disposals	682	—	—	682
Total	(72,381)	(1,740)	—	(75,021)
Balance as of December 31, 2015	26,719	—	—	26,719

	2014
	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	86,986	1,740	501	89,227
Acquisitions	5,382	—	—	5,382
Disposals	(504)	—	—	(504)
Reclasification	481	—	(501)	(20)
Impairment loss (*)	(120)	—	—	(120)
Total	92,225	1,740	—	93,695

Accumulated Amortization
Balance as of January 1, 2014	(57,767)	(1,740)	(49)	(59,556)
Amortization of the period (*)	(8,352)	—	—	(8,352)
Disposals	498	—	—	498
Reclasification	(11)	—	49	38
Total	(65,632)	(1,740)	—	(67,372)
Balance as of December 31, 2014	26,593	—	—	26,593

(*)                       See note No. 35 “Depreciation, amortization and impairment”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of December 31, 2015 and 2014, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
Detail	2015	2014
	MCh$	MCh$

Software and licenses	5,779	3,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       As of December 31, 2015 and 2014 property and equipment are detailed as follows:

	Gross Balance		Acumulated Depreciation		Net Balance
	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Tipe of Property and equipment:

Land and Buildings	292,166	285,754	(126,568)	(120,084)	165,598	165,670
Equipment	167,874	151,911	(127,644)	(119,842)	40,230	32,069
Other	47,960	43,774	(38,117)	(36,110)	9,843	7,664
Total	508,000	481,439	(292,329)	(276,036)	215,671	205,403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                      As of December 31, 2015 and 2014, this account and its movements are detailed as follows:

	2015
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	285,755	151,911	43,773	481,439
Reclasification	625	—	859	1,484
Acquisitions	7,909	18,746	4,821	31,476
Disposals	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Impairment loss (*)(***)	(72)	(3)	(123)	(198)
Total	292,166	167,874	47,960	508,000

Acumulated Depreciation
Balance as of January 1, 2014	(120,084)	(119,842)	(36,110)	(276,036)
Reclasification	(110)	—	(882)	(992)
Transfers	(8,117)	(10,567)	(2,143)	(20,827)
Depreciation of period (*) (**)	1,743	2,764	1,019	5,526
Disposals and sales of period	—	1	(1)	—
Total	(126,568)	(127,644)	(38,117)	(292,329)

Balance as of December 31, 2015	165,598	40,230	9,843	215,671

	2014
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	280,614	137,827	42,632	461,073
Reclasification	—	—	(200)	(200)
Acquisitions	6,028	22,776	2,709	31,513
Disposals	(865)	(7,807)	(622)	(9,294)
Transfers	—	485	(485)	—
Impairment loss (*)(***)	23	(1,370)	(260)	(1,653)
Total	285,754	151,911	43,774	481,439

Acumulated Depreciation
Balance as of January 1, 2014	(112,725)	(116,081)	(34,689)	(263,495)
Depreciation of period (*) (**)	(8,198)	(11,283)	(2,287)	(21,768)
Disposals and sales of period	839	7,808	580	9,227
Transfers	—	(286)	286	—
Total	(120,084)	(119,842)	(36,110)	(276,036)

Balance as of December 31, 2014	165,670	32,069	7,664	205,403

(*)                       See Note No. 35 “Depreciation, Amortization and Impairment”.

(**)                This amount not includes depreciation charges in the period for investments properties.  This amount is include in item “Other Assets” for MCh$379 (MCh$381 in 2014)

(***)         Not include provision related to write-offs of property and equipment for an amount of Ch$6 million (Ch$312 million in 2014)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of December 31, 2015 and 2014, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	2015
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	30,984	2,662	5,383	21,800	39,572	27,613	45,379	142,409

	2014
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	29,588	2,520	4,992	21,264	40,375	29,612	46,479	145,242

As these lease agreements are operating, under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of December 31, 2015 and 2014, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes:

(a)                       Current Taxes:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, amounts as of December 31, 2015 and 2014 are detailed as follows:

	2015	2014
	MCh$	MCh$

Income taxes	121,585	106,550
Tax on non-deductible expenses (35%)	2,805	1,802
Less:
Monthly prepaid taxes (PPM)	(94,813)	(83,050)
Credit for training expenses	(1,931)	(1,818)
Real estate contributions (taxation)	(896)	(1,597)
Other	(2,036)	(2,857)
Total current taxes	24,714	19,030

Tax rate	22.5%	21.0%

	2015	2014
	MCh$	MCh$

Current tax assets	3,279	3,468
Current tax liabilities	(27,993)	(22,498)
Total current taxes	(24,714)	(19,030)

(b)                       Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2015 and 2014 is detailed as follows:

	2015	2014
	MCh$	MCh$
Income tax expense:
Current year taxes	119,342	100,302
Tax from previous periods	(1,851)	13,596
Subtotal	117,491	113,898

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(42,138)	(33,642)
Effect of changes in tax rate	(15,652)	(27,277)
Subtotal	(57,790)	(60,919)

Non deducible expenses (Art. 21 “Ley de la Renta”)	2,805	1,802
Other	(776)	4,746
Net charge to income for income taxes	61,730	59,527

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                      Reconciliation of effective tax rate:

The following is reconciliation between income tax rate and effective rate applied to determine the Bank’s income tax expense as of December 31, 2015 and 2014:

	2015		2014
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	22.50	139,664	21.00	136,628
Additions or deductions	(5.15)	(31,952)	(4.82)	(31,374)
Tax restatement	(4.30)	(26,718)	(5.12)	(33,299)
Non-deductible expenses	0.45	2,805	0.28	1,802
Tax from previous year	(0.30)	(1,851)	2.09	13,596
Effect in deferred taxes (changes in tax rate)	(2.52)	(15,652)	(4.19)	(27,277)
Others	(0.74)	(4,566)	(0.08)	(549)
Effective rate and income tax expense	9.94	61,730	9.16	59,527

The effective rate for income tax for 2015 is 9.94% (9.16% in 2014).

On September 29, 2014, was issued Law 20,780 and published in the Diario Oficial amending Taxation System of Income and introduces various adjustments in the tax system. In the third paragraph of Article 14 of the new Law of Income Tax, indicates that companies that do not exercise the option of regime change that by default corresponds to the semi-integrated, must modify transiently first category tax rate according to the following intervals:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect in income by deferred taxes produced by the change of tax rate was a credit in income for an amount of Ch$15,652 million (Ch$27,277 million in 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity:

During the year 2015, the Bank has recorded the effects of deferred taxes in financial statements.

As of December 31, 2015 the effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect		Balances as of December
	31, 2014	Income	Equity	31, 2015
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	146,562	31,606	—	178,168
Obligations with agreements to repurchase	—	—	—	—
Personnel provisions	9,314	(1,447)	—	7,867
Staff vacation	5,489	779	—	6,268
Accrued interests and indexation adjustments from past due loans	3,738	286	—	4,024
Staff severance indemnities provisions	1,460	(117)	9	1,352
Provision of credit cards expenses	10,637	2,991	—	13,628
Provision of accrued expenses	11,466	220	102	11,788
Leasing		18,239	—	18,239
Other adjustments	14,203	435	—	14,638
Total debit differences	202,869	52,992	111	255,972

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,304	(1,141)	—	13,163
Adjustment for valuation of financial assets available-for-sale	9,860	—	2,722	12,582
Leasing	2,992	(2,992)	—	—
Transitory assets	2,478	162	—	2,640
Derivative instrument adjustment	13	(13)	—	—
Accrued loans to effective rate	2,308	257	—	2,565
Other adjustments	3,074	(1,071)	—	2,003
Total credit differences	35,029	(4,798)	2,722	32,953

Deferred tax assets (liabilities), net	167,840	57,790	(2,611)	223,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed as follows:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

(e.1)  Loans to customers as of December 31, 2015

			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,395,195	1,395,897	—	—	—
Commercial loans	12,200,386	12,733,691	29,606	69,942	99,548
Consumer loans	3,540,122	3,959,497	448	17,298	17,746
Residential mortgage loans	6,370,034	6,402,268	5,803	136	5,939
Total	23,505,737	24,491,353	35,857	87,376	123,233

(e.1)  Loans to customers as of December 31, 2014

			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,155,365	1,156,181	—	—	—
Commercial loans	10,925,817	11,404,824	19,923	57,350	77,273
Consumer loans	3,162,963	3,597,603	393	18,643	19,036
Residential mortgage loans	5,394,602	5,415,279	4,496	93	4,589
Total	20,638,747	21,573,887	24,812	76,086	100,898

(*)              In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(e.2)  Provisions on past-due loans

	Balance as of January 1, 2015	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	57,350	(41,860)	108,174	(53,754)	69,942
Consumer loans	18,643	(192,746)	213,756	(22,355)	17,298
Residential mortgage loans	93	(921)	1,414	(450)	136
Total	76,086	(235,527)	323,344	(76,559)	87,376

(e.2)  Provisions on past-due loans

	Balance as of January 1, 2014	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	49,184	(47,588)	89,368	(33,614)	57,350
Consumer loans	17,418	(175,307)	198,719	(22,187)	18,643
Residential mortgage loans	111	(667)	917	(268)	93
Total	66,713	(223,562)	289,004	(56,069)	76,086

(e.3)  Charge-offs and recoveries

	2015	2014
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	11,908	13,815
Condoning resulting in provisions released	794	1,001
Recovery or renegotiation of written-off loans	48,696	43,683

(e.4)  Application of Art. 31 No. 4 first & third subsections

	2015	2014
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Condoning in accordance with third subsection	794	1,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets:

(a)                       Item detail:

As of December 31, 2015 and 2014, other assets are detailed as follows:

	2015	2014
	MCh$	MCh$

Assets held for leasing (*)	117,332	87,100

Assets received or awarded as payment (**)
Assets awarded in judicial sale	5,644	3,014
Assets received in lieu of payment	785	934
Provision for assets received in lieu of payment	(176)	(207)
Subtotal	6,253	3,741

Other Assets
Deposits by derivatives margin	226,213	143,379
Documents intermediated (***)	30,729	23,049
Investment properties	15,041	15,937
Servipag available funds	13,922	14,621
Other accounts and notes receivable	11,797	16,124
VAT receivable	10,143	9,731
Recoverable income taxes	8,718	8,356
Commissions receivable	7,558	4,931
Prepaid expenses	6,915	6,240
Rental guarantees	1,743	1,617
Accounts receivable for sale of assets received in lieu of payment	752	769
Materials and supplies	643	607
Recovered leased assets for sale	625	692
Other	26,114	18,163
Subtotal	360,913	264,216
Total	484,498	355,057

(*)                       These correspond to property and equipment to be given under a finance lease.

(**)                Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0227% (0.0287% in 2014) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No. 3, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)         This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the 2015 and 2014 periods are detailed as follows:

Amortization	MCh$

Balance as of January 1, 2014	46
Provisions used	(88)
Provisions established	249
Provisions released	—
Balance as of December 31, 2014	207
Provisions used	(181)
Provisions established	150
Provisions released	—
Balance as of December 31, 2015	176

19.                    Current accounts and Other Demand Deposits:

As of December 31, 2015 and 2014, current accounts and other demand deposits are detailed as follows:

	2015	2014
	MCh$	MCh$

Current accounts	6,900,590	5,786,805
Other demand deposits	892,485	680,791
Other demand deposits and accounts	533,973	466,777
Total	8,327,048	6,934,373

20.                    Savings accounts and Time Deposits:

As of December 31, 2015 and 2014, savings accounts and time deposits are detailed as follows:

	2015	2014
	MCh$	MCh$

Time deposits	9,529,974	9,450,224
Term savings accounts	205,171	188,311
Other term balances payable	172,547	82,711
Total	9,907,692	9,721,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)         As of December 31, 2015 and 2014, borrowings from financial institutions are detailed as follows:

	2015	2014
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	283,803	141,633
Canadian Imperial Bank Of Commerce	166,918	69,750
Bank of America	150,208	126,004
The Bank of New York Mellon	149,617	57,581
HSBC Bank	121,027	155,135
Wells Fargo Bank	112,933	83,015
Bank of Nova Scotia	94,298	38,804
Bank of Montreal	92,096	139,548
Toronto Dominion Bank	63,788	45,489
Standard Chartered Bank	56,975	106,659
Sumitomo Mitsui Banking	35,421	—
ING Bank	31,873	30,309
Zuercher Kantonalbank	22,011	6,088
Commerzbank A.G.	1,446	1,631
Royal Bank of Scotland	—	10,924
Mercantil Commercebank	—	6,070
Deutsche Bank Trust Company	—	48,037
Others	840	1,526

Borrowings and other obligations
Wells Fargo Bank	106,463	—
Citibank N.A.	37,571	12,389
China Development Bank	—	15,165
Others	2,333	2,950
Subtotal	1,529,621	1,098,707

Chilean Central Bank	6	9

Total	1,529,627	1,098,716

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	2015	2014
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans	6	9
Total	6	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued:

As of December 31, 2015 and 2014, debt issued is detailed as follows:

	2015	2014
	MCh$	MCh$

Mortgage bonds	46,381	64,314
Bonds	5,270,214	4,223,047
Subordinated bonds	785,613	770,595
Total	6,102,208	5,057,956

During the period ended as of December 31, 2015, Banco de Chile issued bonds by an amount of MCh$2,470,407, of which corresponds to Bonds and Commercial Papers by an amount of MCh$1,342,224 and MCh$1,128,183 respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAI0213	17,132	6	3.40	UF	02/17/2015	02/17/2021
BCHIAM0413	40,425	8	3.60	UF	02/20/2015	02/20/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	02/27/2030
BCHIAM0413	4,881	8	3.60	UF	03/13/2015	03/13/2023
BCHIAM0413	5,972	8	3.60	UF	03/19/2015	03/19/2023
BCHIAM0413	11,225	8	3.60	UF	04/06/2015	04/06/2023
BCHIAM0413	2,673	8	3.60	UF	04/07/2015	04/07/2023
BCHIAZ0613	53,874	14	3.60	UF	04/17/2015	04/17/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	04/30/2015	04/30/2021
BCHIAM0413	15,242	8	3.60	UF	05/08/2015	05/08/2023
BCHIAP0213	29,715	9	3.60	UF	05/15/2015	05/15/2024
BCHIAP0213	7,435	9	3.60	UF	05/18/2015	05/18/2024
BCHIAP0213	2,658	9	3.60	UF	05/22/2015	05/22/2024
BCHIAP0213	13,308	9	3.60	UF	05/27/2015	05/27/2024
BCHIAO0713	14,072	8	3.40	UF	06/09/2015	06/09/2023
BCHIAO0713	21,146	8	3.40	UF	06/10/2015	06/10/2023
BCHIAO0713	4,518	8	3.40	UF	06/15/2015	06/15/2023
BCHIAO0713	4,653	8	3.40	UF	06/16/2015	06/16/2023
BCHIAO0713	10,639	8	3.40	UF	06/18/2015	06/18/2023
BCHIAO0713	9,315	8	3.40	UF	06/23/2015	06/23/2023
BCHIAW0213	80,003	13	3.60	UF	06/25/2015	06/25/2028
BCHIAO0713	22,367	8	3.40	UF	07/03/2015	07/03/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	07/08/2015	07/08/2023
BCHIAX0613	37,494	13	3.60	UF	07/09/2015	09/09/2028
BCHIAO0713	4,255	8	3.40	UF	07/10/2015	07/10/2023
BCHIAO0713	2,681	8	3.40	UF	07/22/2015	07/22/2023
BCHIAS0513	9,550	10	3.60	UF	07/28/2015	07/28/2025
BCHIUY1211	80,744	14	3.50	UF	08/06/2015	08/06/2029
BCHIAS0513	9,334	10	3.60	UF	08/13/2015	08/13/2025
BCHIAK0613	81,154	7	3.40	UF	08/14/2015	08/14/2022
BCHIAS0513	3,297	10	3.60	UF	08/18/2015	08/18/2025
BCHIAS0513	6,046	10	3.60	UF	08/19/2015	08/19/2025
BCHIUW1011	54,750	13	3.50	UF	08/24/2015	08/24/2028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Bonds, continued

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date
BCHIUW1011	55,117	13	3.50	UF	08/31/2015	08/31/2028
BCHIAN0513	54,642	8	3.60	UF	10/07/2015	10/07/2023
BCHIAS0513	4,127	10	3.60	UF	10/14/2015	10/14/2025
BCHIUX0212	80,796	13	3.50	UF	10/14/2015	10/14/2028
BONO HKD	53,957	10	3.05	HKD	10/20/2015	10/20/2025
BCHIAQ0213	81,748	10	3.60	UF	11/06/2015	11/06/2025
BCHIAT0613	82,318	11	3.50	UF	11/06/2015	11/06/2026
BCHIAR0613	62,985	10	3.60	UF	11/06/2015	11/06/2025
BONO EUR	35,880	10	1.66	EUR	11/16/2015	11/16/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	12/16/2015	12/16/2020
BCHIAS0513	4,047	10	3.60	UF	12/18/2015	12/18/2025
Total as of December 31, 2015	1,342,224

Commercial Papers

Series	Amount MCh$	Rate %	Currency	Issued date	Maturity date

MERRILL LYNCH	15,425	0.32	USD	01/05/2015	04/06/2015
GOLDMAN SACHS	15,380	0.33	USD	01/07/2015	04/09/2015
GOLDMAN SACHS	30,638	0.33	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	12,255	0.32	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	3,077	0.43	USD	01/12/2015	07/13/2015
MERRILL LYNCH	9,421	0.46	USD	01/21/2015	07/21/2015
MERRILL LYNCH	9,421	0.60	USD	01/21/2015	10/16/2015
JP.MORGAN CHASE	49,944	0.37	USD	01/22/2015	04/22/2015
WELLS FARGO BANK	16,262	0.32	USD	02/10/2015	05/11/2015
WELLS FARGO BANK	2,502	0.47	USD	02/10/2015	08/10/2015
JP.MORGAN CHASE	48,215	0.35	USD	03/03/2015	06/02/2015
WELLS FARGO BANK	4,393	0.82	USD	03/06/2015	03/04/2016
MERRILL LYNCH	15,690	0.42	USD	03/06/2015	08/06/2015
JP.MORGAN CHASE	31,395	0.35	USD	03/09/2015	06/08/2015
WELLS FARGO BANK	2,569	0.48	USD	03/17/2015	09/14/2015
MERRILL LYNCH	4,975	0.42	USD	03/20/2015	08/06/2015
MERRILL LYNCH	3,122	0.48	USD	03/23/2015	09/17/2015
JP.MORGAN CHASE	31,951	0.38	USD	03/23/2015	06/22/2015
WELLS FARGO BANK	25,079	0.35	USD	03/30/2015	06/30/2015
JP.MORGAN CHASE	37,467	0.48	USD	04/06/2015	10/02/2015
JP.MORGAN CHASE	14,519	0.38	USD	04/06/2015	07/06/2015
GOLDMAN SACHS	42,858	0.35	USD	04/08/2015	07/08/2015
CITIBANK N.A.	15,506	0.35	USD	04/10/2015	07/06/2015
JP.MORGAN CHASE	16,524	0.40	USD	04/17/2015	08/17/2015
JP.MORGAN CHASE	49,536	0.40	USD	04/22/2015	08/03/2015
WELLS FARGO BANK	15,856	0.34	USD	05/11/2015	08/10/2015
JP.MORGAN CHASE	48,721	0.40	USD	06/02/2015	09/02/2015
JP.MORGAN CHASE	31,567	0.40	USD	06/08/2015	09/08/2015
WELLS FARGO BANK	3,796	0.52	USD	06/19/2015	12/16/2015
JP.MORGAN CHASE	32,321	0.36	USD	06/22/2015	09/17/2015
WELLS FARGO BANK	2,620	0.27	USD	06/30/2015	09/17/2015
WELLS FARGO BANK	10,162	0.37	USD	06/30/2015	10/02/2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers, continued

Series	Amount MCh$	Rate %	Currency	Issued date	Maturity date
WELLS FARGO BANK	12,782	0.59	USD	06/30/2015	01/05/2016
JP.MORGAN CHASE	15,222	0.39	USD	07/06/2015	10/05/2015
CITIBANK N.A.	16,030	0.36	USD	07/06/2015	10/05/2015
GOLDMAN SACHS	45,651	0.36	USD	07/08/2015	10/08/2015
MERRILL LYNCH	10,419	0.72	USD	07/21/2015	04/15/2016
WELLS FARGO BANK	3,390	0.54	USD	08/04/2015	02/03/2016
WELLS FARGO BANK	33,904	0.31	USD	08/04/2015	09/30/2015
MERRILL LYNCH	19,664	0.36	USD	08/04/2015	11/04/2015
MERRILL LYNCH	22,323	0.36	USD	08/06/2015	11/04/2015
WELLS FARGO BANK	11,549	0.93	USD	08/06/2015	08/04/2016
WELLS FARGO BANK	6,773	0.36	USD	08/07/2015	11/13/2015
WELLS FARGO BANK	6,740	0.93	USD	08/10/2015	08/05/2016
WELLS FARGO BANK	13,634	0.45	USD	08/11/2015	12/08/2015
CITIBANK N.A.	18,710	0.45	USD	08/18/2015	11/16/2015
JP.MORGAN CHASE	69,151	0.51	USD	09/02/2015	12/02/2015
JP.MORGAN CHASE	34,541	0.51	USD	09/08/2015	12/08/2015
JP.MORGAN CHASE	42,393	0.50	USD	10/02/2015	/0105/2016
CITIBANK N.A.	17,092	0.50	USD	10/05/2015	01/08/2016
JP.MORGAN CHASE	17,092	0.50	USD	10/05/2015	01/08/2016
MERRILL LYNCH	10,224	0.78	USD	10/14/2015	07/11/2016
MERRILL LYNCH	13,829	0.65	USD	11/04/2015	05/04/2016
MERRILL LYNCH	26,100	0.45	USD	11/04/2015	02/03/2016
WELLS FARGO BANK	3,554	0.82	USD	12/15/2015	06/13/2016
MERRILL LYNCH	4,249	1.10	USD	12/17/2015	12/13/2016
Total as of December 31, 2015	1,128,183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

As of December 31, 2015 the Bank has no issued subordinated bonds.

During the period ended as of December 31, 2014, Banco de Chile issued bonds by an amount of MCh$1,826,552, of which corresponds to Unsubordinated Bonds, Commercial Papers by an amount of MCh$736,212 and MCh$1,090,340 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,813	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,022	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,664	6	3.40	UF	09/24/2014	09/24/2020
BCHIAI0213	3,202	6	3.40	UF	10/02/2014	10/02/2020
Total as of December, 2014	736,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date
Citibank N.A.	10,888	0.30	USD	01/21/2014	04/22/2014
Goldman Sachs	27,220	0.30	USD	01/21/2014	04/22/2014
Merrill Lynch	10,888	0.30	USD	01/21/2014	04/22/2014
Citibank N.A.	2,712	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	13,558	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	27,117	0.30	USD	01/22/2014	05/14/2014
JP Morgan Chase	22,384	0.30	USD	02/05/2014	05/06/2014
Citibank N.A.	11,192	0.30	USD	02/05/2014	05/06/2014
Merrill Lynch	11,192	0.30	USD	02/05/2014	05/06/2014
Goldman Sachs	11,192	0.30	USD	02/05/2014	05/06/2014
Wells Fargo Bank	3,910	0.50	USD	03/06/2014	03/06/2015
Wells Fargo Bank	55,121	0.25	USD	05/14/2014	08/12/2014
Goldman Sachs	11,024	0.23	USD	05/28/2014	09/02/2014
Merrill Lynch	11,024	0.23	USD	05/28/2014	09/02/2014
Wells Fargo Bank	27,453	0.27	USD	05/29/2014	09/03/2014
JP Morgan Chase	54,984	0.30	USD	05/30/2014	09/03/2014
Wells Fargo Bank	21,994	0.38	USD	05/30/2014	09/26/2014
JP Morgan Chase	27,658	0.29	USD	06/04/2014	09/10/2014
Merrill Lynch	13,829	0.50	USD	06/04/2014	03/06/2015
JP Morgan Chase	27,710	0.31	USD	06/10/2014	09/15/2014
JP Morgan Chase	3,329	0.65	USD	06/11/2014	06/10/2015
Merrill Lynch	5,526	0.50	USD	06/23/2014	03/20/2015
Wells Fargo Bank	11,067	0.30	USD	07/08/2014	10/08/2014
Goldman Sachs	27,669	0.30	USD	07/08/2014	10/08/2014
JP Morgan Chase	55,337	0.30	USD	07/08/2014	09/26/2014
JP Morgan Chase	33,263	0.52	USD	07/11/2014	04/06/2015
Wells Fargo Bank	17,284	0.28	USD	08/12/2014	11/12/2014
Wells Fargo Bank	15,556	0.64	USD	08/12/2014	08/06/2015
Wells Fargo Bank	20,155	0.30	USD	08/13/2014	12/11/2014
JP Morgan Chase	58,860	0.31	USD	09/03/2014	12/03/2014
Wells Fargo Bank	52,974	0.35	USD	09/03/2014	01/12/2015
JP Morgan Chase	29,529	0.31	USD	09/10/2014	12/09/2014
JP Morgan Chase	29,812	0.31	USD	09/15/2014	12/15/2014
JP Morgan Chase	59,860	0.31	USD	09/26/2014	12/23/2014
Wells Fargo Bank	23,944	0.31	USD	09/26/2014	12/29/2014
Goldman Sachs	29,650	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	11,860	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	17,815	0.32	USD	11/12/2014	02/10/2015
JP Morgan Chase	47,664	0.35	USD	12/03/2014	03/03/2015
JP Morgan Chase	13,366	0.58	USD	12/03/2014	08/28/2015
JP Morgan Chase	30,690	0.35	USD	12/09/2014	03/09/2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers, continued

Counterparty	Amount MCh$	Rate %	Currency	Issued date	Maturity date
JP Morgan Chase	35,928	0.35	USD	12/15/2014	03/16/2015
Wells Fargo Bank	16,693	0.40	USD	12/15/2014	04/13/2015
Wells Fargo Bank	15,177	0.58	USD	12/29/2014	08/26/2016
Wells Fargo Bank	24,282	0.33	USD	12/29/2014	03/30/2015
Total as of December, 2014	1,090,340

As of December 31, 2014 the Bank has no issued subordinated bonds.

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

As of December 31, 2015 and 2014, other financial obligations are detailed as follows:

	2015	2014
	MCh$	MCh$

Other Chilean obligations	132,136	141,729
Public sector obligations	40,945	44,844
Other foreign obligations	—	—
Total	173,081	186,573

24.                    Provisions:

(a)                      As of December 31, 2015 and 2014, provisions and accrued expenses are detailed as follows:

	2015	2014
	MCh$	MCh$

Provision for minimum dividends	324,469	324,588
Provisions for Personnel benefits and payroll expenses	74,791	81,515
Provisions for contingent loan risks	59,213	54,077
Provisions for contingencies:
Additional loan provisions (*)	161,177	130,256
Country risk provisions	4,260	2,959
Other provisions for contingencies	15,133	8,319
Total	639,043	601,714

(*)             In 2015, the Bank established an amount of Ch$30,921 million (Ch$22,499 million in 2014) for additional provisions. See note 24(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2015 and 2014 periods:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	324,588	60,383	4,800	22,499	9,169	421,439
Provisions used	(324,582)	(46,811)	—	—	(230)	(371,623)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2014	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	324,469	60,208	5,136	30,921	8,362	429,096
Provisions used	(324,588)	(66,932)	—	—	(247)	(391,767)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2015	324,469	74,791	59,213	161,177	19,393	639,043

(c)                       Provisions for personnel benefits and payroll:

	2015	2014
	MCh$	MCh$

Vacation accrual	25,480	23,727
Short-term personnel benefits	34,307	29,678
Pension plan- defined benefit plan	10,728	11,471
Other benefits	4,276	16,639
Total	74,791	81,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	2015	2014
	MCh$	MCh$

Opening defined benefit obligation	11,471	10,696
Increase in provisions	838	1,020
Benefit paid	(1,614)	(644)
Effect of change in actuarial factors	33	399
Total	10,728	11,471

(ii)                     Net benefits expenses:

	2015	2014
	MCh$	MCh$

Current service cost	384	580
Interest cost of benefits obligations	454	440
Effect of change in actuarial factors	33	399
Net benefit expenses	871	1,419

(iii)                  Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2015	December 31, 2014
	%	%

Discount rate	4.60	4.38
Annual salary increase	5.41	5.12
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                       Movements in provisions for incentive plans:

	2015	2014
	MCh$	MCh$

Balances as of January 1,	29,678	32,000
Provisions established	35,253	26,971
Provisions used	(30,624)	(29,293)
Provisions release	—	—
Total	34,307	29,678

(f)                         Movements in provisions for vacations:

	2015	2014
	MCh$	MCh$

Balances as of January 1,	23,727	21,895
Provisions established	6,672	6,268
Provisions used	(4,919)	(4,436)
Provisions release	—	—
Total	25,480	23,727

(g)                        Employee share-based benefits provision:

As of December 31, 2015 and 2014, the Bank and its subsidiaries do not have a stock compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2015 and 2014, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$ 59,213 million (Ch$54,077 million in 2014).  See note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

As of December 31, 2015 and 2014, other liabilities are detailed as follows:

	2015	2014
	MCh$	MCh$

Accounts and notes payable (*)	121,419	121,388
Unearned income	6,644	5,946
Dividends payable	1,255	1,011

Other liabilities
Cobranding	54,006	43,291
Documents intermediated (**)	39,735	45,580
VAT debit	13,235	13,605
Leasing deferred gains	6,040	6,003
Pending transactions	767	1,391
Insurance payments	634	284
Others	15,577	8,583
Total	259,312	247,082

(*)             Include obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	2015	2014
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	389,727	412,474
Confirmed foreign letters of credit	33,871	136,846
Issued foreign letters of credit	122,060	152,582
Bank guarantees	2,058,813	1,576,763
Immediately available credit lines	7,224,242	6,084,098
Other commitments	204,862	14,434

Transactions on behalf of third parties
Collections	217,479	305,384
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	18,563	13,153
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	151,375	67,834
Other assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	8,248,416	7,488,897
Securities held in safe custody in other entities	5,006,510	4,865,570
Total	23,675,918	21,118,035

Above information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations.  As of December 31, 2015, the Bank has established provisions for this concept in the amount of MCh$14,877 (MCh$8,073 in 2014), recorded within “Provisions” in the statement of financial position.

Actions most significatives are the following:

•                 Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•                 Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them..

The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2015
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	14,488	19	370	—	14,877

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b.2)          Contingencies for significant lawsuits:

As of December 31, 2015 and 2014, it does not exist any significant demands in courts that they affect or could affect the current consolidated financial statements.

(c)                      Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,603,000, maturing January 8, 2016 (UF 2,458,000 maturing January 9, 2015 in December 2014).

In addition there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$35,861 million as of December 31, 2014.  There are not mutual funds guaranteed as of December 31, 2015.

		Guarantees		Guarantees
Fund	2015	Number	2014	Number
	MCh$		MCh$

Mutual Fund Deposito Plus VI— Guaranted	—		5,429	002506-8
Mutual Fund Twin Win Europa 103 — Guaranted	—		3,537	006035-1
Mutual Fund Europa Accionario — Guaranted	—		2,059	006036-9
Mutual Fund Deposito Plus V — Guaranted	—		9,976	001107-7
Mutual Fund Small Cap USA — Guaranted	—		5,197	008212-5
Mutual Fund Global Stocks — Guranted	—		2,964	007385-9
Mutual Fund Second Best Europa China — Guaranted	—		1,649	007082-7
Mutual Fund Chile Bursátil — Guaranted	—		5,050	006034-3
Total			35,861

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF 175,000, with maturity on January 8, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                   Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2015	2014
Guarantees:	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	14,628	17,158
Securities Exchange of the Electronic Stock Exchange of Chile	27,981	8,748

Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,995	2,996
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	80	—
Total	45,684	28,902

According to the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2016, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 18, 2016.

It was constituted a bank guarantee No. 356782-3 corresponds to UF 185,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 8, 2016.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2015, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2015	2014
	MCh$	MCh$

Free credit lines available	36,743	34,715
Bank guarantees	18,474	15,372
Guarantees and surety bonds	3,314	3,009
Letters of credit	393	639
Other commitments	289	342
Total	59,213	54,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(e)                       In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. presented a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby mentioned Superintendency sanctioned to pay a fine to Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) by an amount of UF 50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). For which Banchile appropriated 25% of the amount of the fine. Pursuant to complaint seeks to rescind the fine. Such reclamation was accumulated to the trial No. rol 25,795-2014 of 22nd. Civil Court of Santiago, in which still has not started the term probative.

According to the current policies, the company has not established provisions because in this judicial process has not yet been ruled as also in consideration that legal advisors estimate that there are grounds for the judgment result is favorable for society.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital

i.                                Authorized, subscribed and paid shares:

As of December 31, 2015, the paid-in capital of Banco de Chile is represented by 96,129,146,433 registered shares (94,665,367,544 in 2014), with no par value, fully paid and distributed.

	As of December 31, 2015
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.745%
LQ Inversiones Financieras S.A.	25,008,633,509	26.016%
Sociedad Matriz del Banco de Chile S.A.	12,138,555,766	12.627%
Banco de Chile on behalf others Chapter XIV Resolution 5412 and 43	3,600,350,244	3.745%
Banchile Corredores de Bolsa S.A.	2,765,666,079	2.877%
Banco Itaú Chile (on behalf foreign investors)	2,671,582,247	2.779%
Ever 1 BAE S. P. A.	2,146,401,050	2.233%
Ever Chile SPA	2,146,400,935	2.233%
J.P. Morgan Chase Bank	1,884,488,143	1.960%
Banco Santander on behalf foreign investors	1,537,372,070	1.599%
Inversiones Aspen Ltda.	1,485,607,284	1.545%
A.F.P. Capital S.A.	911,465,483	0.948%
Metlife Chile ACQUISITION CO. S.A.	813,321,479	0.846%
A.F.P. Cuprum S.A. for pension fund	811,048,878	0.844%
A.F.P. Habitat S.A.	765,474,440	0.796%
A.F.P. Provida S.A. for pension fund	725,391,056	0.755%
Inversiones Avenida Borgoño Limitada	544,835,405	0.567%
Larraín Vial S.A. Corredora de Bolsa	409,321,431	0.426%
BCI Corredor de Bolsa S.A.	359,636,083	0.374%
Santander S.A. Corredores de Bolsa	302,266,806	0.314%
Inversiones CDP Limitada
Subtotal	89,621,520,177	93.23%
Others shareholders	6,507,626,256	6.77%
Total	96,129,146,433	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued

i.              Authorized, subscribed and paid-in capital, continued:

	As of December 31, 2014
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	30.208%
LQ Inversiones Financieras S.A.	24,332,365,224	25.706%
Sociedad Matriz del Banco de Chile S.A.	12,138,549,725	12.824%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	3,402,522,640	3.595%
Banco Itaú Chile (por cuenta de inversionistas extranjeros)	2,594,927,157	2.741%
Banchile Corredores de Bolsa S.A.	2,579,581,607	2.725%
J. P. Morgan Chase Bank	2,212,481,817	2.337%
Ever 1 BAE S. P. A.	2,099,164,561	2.218%
Ever Chile SPA	2,099,164,453	2.218%
Banco Santander por cuenta de inversionistas extranjeros	1,525,938,119	1.612%
Inversiones Aspen Ltda.	1,452,913,081	1.535%
A F P Provida S.A. Para Fondo de Pensiones	831,032,632	0.878%
A F P Cuprum S.A. Para Fondo de Pensiones	721,136,873	0.762%
Inversiones Avenida Borgoño Limitada	708,607,074	0.749%
Administradora de Fondos de Pensiones Capital S.A.	666,618,567	0.704%
Larraín Vial S.A. Corredora de Bolsa	666,414,671	0.704%
A F P Habitat S.A. Para Fondo de Pensiones	537,933,217	0.568%
BCI Corredor de Bolsa S.A.	447,368,991	0.473%
BTG Pactual Chile S. A. Corredores de Bolsa	348,610,893	0.368%
Santander S.A. Corredores de Bolsa	323,834,554	0.342%

Subtotal	88,282,867,645	93.27%
Others shareholders	6,372,499,899	6.73%
Total	94,655,367,544	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued

(ii)          Shares:

(ii.1)                       On July 23, 2015 and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2014, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 26th of March, 2015, were it was agreed to increase the Bank´s capital in the amount of $96,252,499,241 through the issuance of 1,473,778,889 fully paid-in shares, of no par value, payable under the distributable net income for the year 2014 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°2/2015, on July 14, 2015.

The Board of Directors of Banco de Chile, at the meeting N°2,821, dated July 23, 2015, set August 6, 2015, as the date for issuance and distribution of the fully paid in shares.

(ii.2)                       The following table shows the share movements from December 31, 2013 to December 31, 2015:

Total Ordinary Shares
Total shares as of December 31, 2013	93,175,043,991
Fully paid and subscribed shares	1,480,323,553
Total shares as of December 31, 2014	94,665,367,544
Capitalization of retained earnings(*)	1,473,778,889
Total Shares as of December 31, 2015	96,129,146,433

(*)                     See note No. 5 (l) (i)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                               Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made. Provisional article, was approved in an extraordinary shareholders meeting held on March 25, 2010 shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS S.A., has been fully paid.  The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009, determined to resolve in favor regarding the proposal.

The amount distributable income for the period 2015 was by Ch$463,528 million (Ch$463,698 million in 2014).

As stated, the retention of earnings for the year 2014 made in March 2015 amounted to Ch$127,383 million (Ch$49,913 millions of income for the year 2013 retained in March 2014).

(c)                                Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed the distribution and payment of the dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2014.  The amount of dividend paid of the period 2015 was Ch$367,444 million.

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend  No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2013.  The amount of dividend paid of the period 2014 was Ch$368,120 million.

(d)                               Provision for minimum dividends:

The Board of Directors established a minimum dividend, where the Bank has to record a provision of 70% of net income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$324,469 (MCh$324,588 in 2014) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of December 31, 2015 and 2014 are shown in the following table, also shows the income and share data used in the calculation of EPS:

	2015	2014
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	558,995	591,080
Weighted average number of ordinary shares	96,129,146,433	94,655,367,544
Dividend per shares (in Chilean pesos) (*)	5.82	6.24

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	558,995	591,080
Weighted average number of ordinary shares	96,129,146,433	94,655,367,544
Assumed conversion of convertible debt	—	—
Adjusted number of shares	96,129,146,433	94,655,367,544
Diluted earnings per share (in Chilean pesos) (*)	5.82	6.24

(*)                     As of December 31, 2014 this calculation considers the effect of fully paid in shares issued during period 2015.

As of December 31, 2015 and 2014, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                         Other comprehensive income:

This category includes the following items:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2015 it was made a credit to equity for an amount of Ch$2 million (credit to equity for Ch$80 millions in 2014).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2015 it was made a net credit to equity for an amount of Ch$5,874 million (net credit to equity for Ch$4,590 millions in 2014).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2015 it was made a credit to equity for an amount of Ch$7,728 million (credit to equity for Ch$23,507 millions for the period 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                                On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	2015				2014
			Prepayment				Prepayment
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	659,787	188,240	3,471	851,498	695,377	260,582	4,682	960,641
Consumer loans	560,590	3,327	9,389	573,306	560,540	4,229	9,133	573,902
Residential mortgage loans	233,887	230,935	4,811	469,633	216,549	276,363	4,346	497,258
Financial investment	46,376	16,055	—	62,431	55,979	28,371	—	84,350
Repurchase agreements	1,367	—	—	1,367	1,355	—	—	1,355
Loans and advances to banks	28,267	—	—	28,267	18,938	—	—	18,938
Other interest revenue	719	2,701	—	3,420	497	3,401	—	3,898
Total	1,530,993	441,258	17,671	1,989,922	1,549,235	572,946	18,161	2,140,342

The amount of interest revenue recognized on a received basis for impaired portfolio in 2015 by Ch$10,126 million (Ch$9,013 million in 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(b)                      At the period end, the detail of income from suspended interest is as follows:

	2015			2014
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,185	3,097	11,282	9,854	2,403	12,257
Residential mortgage loans	2,187	2,208	4,395	1,609	1,593	3,202
Consumer loans	248	8	256	184	—	184
Total	10,620	5,313	15,933	11,647	3,996	15,643

(c)                        As of each year end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	2015			2014
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	274,920	67,035	341,955	330,821	104,061	434,882
Debt issued	169,053	160,058	329,111	156,422	187,904	344,326
Other financial obligations	1,742	507	2,249	1,737	2,136	2,692
Repurchase agreements	6,948	268	7,216	9,479	102	9,581
Borrowings from financial institutions	10,171	—	10,171	7,166	—	7,166
Demand deposits	680	7,978	8,658	669	7,974	9,948
Other interest expenses	—	1,065	1,065	—	1,143	1,082
Total	463,514	236,911	700,425	506,294	303,320	809,614

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(d)                       As of December 31, 2015 and 2014, the Bank uses cross currency swap and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans, and cross currency swaps to hedge its position on changes in cash flows from obligations with foreign banks and bonds issued in foreign currency.

	2015			2014
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges on fair value	7,241	—	7,241	5,410	—	5,410
Loss from accounting hedges on fair value	(6,044)	—	(6,044)	(6,706)	—	(6,706)
Gain from accounting hedges on cash flow	171,044	212,031	383,075	79,007	96,040	175,047
Loss from accounting hedges on cash flow	(256,121)	(191,775)	(447,896)	(177,968)	(75,214)	(253,182)
Net gain on hedged items	(6,740)	—	(6,740)	(6,239)	—	(6,239)
Total	(90,620)	20,256	(70,364)	(106,496)	20,826	(85,670)

(e)                        At the end of the period the summary of interest and expenses is as follows:

	2015	2014
	MCh$	MCh$

Interest revenue	1,989,922	2,140,342
Interest expenses	(700,425)	(809,614)

Subtotal	1,289,497	1,330,728

Income accounting hedges (net)	(70,364)	(85,670)

Total interest revenue and expenses, net	1,219,133	1,245,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	2015	2014
	MCh$	MCh$
Income from fees and commission
Card services	129,962	110,984
Investments in mutual funds and other	76,843	65,199
Collections and payments	52,657	49,374
Portfolio management	39,276	37,719
Fees for insurance transactions	23,258	19,674
Use of distribution channel	20,679	19,931
Guarantees and letters of credit	20,122	19,389
Trading and securities management	16,438	15,527
Use Banchile’s brand	13,661	13,152
Lines of credit and overdrafts	13,400	20,844
Financial advisory services	10,871	6,081
Other fees earned	18,909	9,578
Total income from fees and commissions	436,076	387,452

Expenses from fees and commissions
Credit card transactions	(100,231)	(88,480)
Fees for interbank transactions	(14,322)	(11,779)
Fees for collections and payments	(6,568)	(6,423)
Sale of mutual fund units	(3,951)	(3,379)
Fees for securities transactions	(3,139)	(2,851)
Sales force fees	(1,343)	(1,885)
Other fees	(543)	(467)
Total expenses from fees and commissions	(130,097)	(115,264)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2015	2014
	MCh$	MCh$

Financial assets held-for-trading	18,659	27,873
Sale of available-for-sale instruments	8,861	18,102
Sale of loan portfolios	4,130	993
Derivative instruments	3,202	(17,453)
Net loss on other transactions	1,687	(56)
Total	36,539	29,459

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	2015	2014
	MCh$	MCh$

(Loss) gain from accounting hedges	213,376	68,476
(Loss) gain on translation difference, net	21,410	20,493
Indexed foreign currency	(177,468)	(18,744)
Total	57,318	70,225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement of the results during 2015 and 2014, by concept of provisions, is summarized as follows:

	Loans and		Loans to customers
	advances to		Commercial		Mortgage		Consumer				Contingent
	banks		loans		loans		loans		Subtotal		loans		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	—	(61,286)	(51,726)	—	—	—	—	(61,286)	(51,726)	(3,723)	(1,882)	(65,009)	(53,608)
Group provisions	—	—	(40,094)	(46,061)	(13,484)	(8,497)	(205,204)	(197,195)	(258,782)	(251,753)	(1,413)	(2,918)	(260,195)	(254,671)
Provisions established, net	—	—	(101,380)	(97,787)	(13,484)	(8,497)	(205,204)	(197,195)	(320,068)	(303,479)	(5,136)	(4,800)	(325,204)	(308,279)

Provisions released:
Individual provisions	114	476	—	—	—	—	—	—	—	—	—	—	114	476
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	114	476	—	—	—	—	—	—	—	—	—	—	114	476

Provision, net	114	476	(101,380)	(97,787)	(13,484)	(8,497)	(205,204)	(197,195)	(320,068)	(303,479)	(5,136)	(4,800)	(325,090)	(307,803)

Additional provision	—	—	(30,921)	(22,499)	—	—	—	—	(30,921)	(22,499)	—	—	(30,921)	(22,499)

Recovery of written-off assets	—	—	18,011	14,272	1,895	2,152	33,043	29,885	52,949	46,309	—	—	52,949	46,309

Provisions, net allowances for credit risk	114	476	(114,290)	(106,014)	(11,589)	(6,345)	(172,161)	(167,310)	(298,040)	(279,669)	(5,136)	(4,800)	(303,062)	(283,993)

According to the Administration, the provisions constituted by credit risk, covers probable losses that could arise from the non-recovery of assets, according the reviwed information for the bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

Personnel expenses in 2015 and 2014 are detailed as follows:

	2015	2014
	MCh$	MCh$

Remuneration	216,337	201,411
Bonuses	44,245	75,020
Variables compensations	36,855	29,366
Lunch and health benefits	25,339	24,263
Profit-sharing plans	22,703	22,920
Staff severance indemnities	13,386	11,895
Training expenses	2,546	2,639
Other personnel expenses	19,977	16,998
Total	381,388	384,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

As of December 31, 2015 and 2014, administrative expenses are detailed as follows:

	2015	2014
	MCh$	MCh$

General administrative expenses
Information Technology and communications	60,902	55,985
Maintenance and repair of property and equipment	32,816	30,368
Office rental	24,466	22,705
Securities and valuables transport services	11,966	10,504
External advisory services	9,427	8,149
Office supplies	7,222	8,350
Rent ATM area	6,518	6,883
PO box, mail and postage	5,741	4,844
Lighting, heating and other utilities	5,241	4,416
Legal and notary	4,718	4,239
Representation and transferring of personnel	4,434	4,493
Insurance premiums	4,147	3,339
External services of financial information	2,956	2,368
External services of file custody	2,873	2,795
Donations	2,170	2,358
Other general administrative expenses	8,700	5,956
Subtotal	194,297	177,752

Outsources services
Credit pre-evaluation services	20,683	21,916
Data processing	10,566	8,669
Expenditure on external technological developments	8,050	8,073
Certification and testing technology	5,141	5,476
Other	3,492	3,087
Subtotal	47,932	47,221

Board expenses
Board remunerations	2,296	2,235
Other board expenses	427	527
Subtotal	2,723	2,762

Marketing expenses
Advertising	32,509	29,917
Subtotal	32,509	29,917

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	8,084	7,609
Real estate contributions	2,627	2,413
Patents	1,300	1,255
Other taxes	502	434
Subtotal	12,513	11,711
Total	289,974	269,363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)         Amounts charged to income for depreciation and amortization during the 2015 and 2014 periods are detailed as follows:

	2015	2014
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16b)	21,206	22,149
Amortization of intangibles assets (Note No. 15b)	8,331	8,352
Total	29,537	30,501

(b)         As of December 31, 2015 and 2014, the impairment loss is detailed as follows:

	2015	2014
	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—
Impairment loss on property and equipment (Note No.16b)	204	1,965
Impairment loss on intangibles assets (Note No.15b)	59	120
Total	263	2,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

During 2015 and 2014, the Bank and its subsidiaries present the following under other operating income:

	2015	2014
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,470	3,484
Other income	15	11
Subtotal	3,485	3,495

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	280	—
Subtotal	280	—

Other income
Rental income	8,537	8,083
Expense recovery	3,814	2,525
Recovery from external branches	2,980	2,525
Credit card income	1,987	2,694
Monthly prepaid taxes revaluation	1,632	1,910
Income from differences sale leased assets	1,520	2,313
Sale of recoveries charge-off leased assets	465	52
Fiduciary and trustee commissions	210	194
Gain on sale of property and equipment	208	156
Release of provisions	—	2,318
International Fiduciary operating expenses recovery	—	1,263
Others	2,268	1,849
Subtotal	23,621	25,977

Total	27,386	29,472

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

During 2015 and 2014, the Bank and its subsidiaries incurred the following other operating expenses:

	2015	2014
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,302	1,622
Expenses to maintain assets received in lieu of payment	483	487
Provisions for assets received in lieu of payment	319	260
Subtotal	2,104	2,369

Provisions for contingencies
Country risk provisions	1,301	1,189
Other provisions for contingencies	6,360	7,750
Subtotal	7,661	8,939

Other expenses
Operating write-offs	4,844	5,076
Card administration	3,373	949
Provisions and write-off other assets	2,361	5,256
Operational expenses and write-offs for leasing	1,096	1,689
Provision for recovery of leased assets	692	430
Civil judgments	289	286
Contributions to government organizations	234	227
Mortgage life insurance	198	360
Losses on sale of property and equipment	4	1
Others	2,220	2,619
Subtotal	15,311	16,893

Total	25,076	28,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Corporations Art, 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities:

	Production		Investment
	Companies (*)		Companies (**)		Individuals (***)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	289,803	287,943	40,916	36,383	7,570	1,878	338,289	326,204
Residential mortgage loans	—	—	—	—	27,678	19,970	27,678	19,970
Consumer loans	—	—	—	—	5,682	4,111	5,682	4,111
Gross loans	289,803	287,943	40,916	36,383	40,930	25,959	371,649	350,285
Provision for loan losses	(921)	(790)	(79)	(132)	(248)	(68)	(1,248)	(990)
Net loans	288,882	287,153	40,837	36,251	40,682	25,891	370,401	349,295

Off balance sheet accounts
Guarantees	11,501	3,238	46	40	—	—	11,547	3,278
Letters of credits	487	1,344	—	—	—	—	487	1,344
Banks guarantees	63,247	42,195	2,473	387	—	—	65,720	42,582
Immediately available credit lines	60,002	52,900	24,470	24,686	15,319	10,997	99,791	88,583
Total off balance sheet account	135,237	99,677	26,989	25,113	15,319	10,997	177,545	135,787
Provision for contingencies loans	(117)	(89)	(1)	—	—	—	(118)	(89)
Off balance sheet account, net	135,120	99,588	26,988	25,113	15,319	10,997	177,427	135,698

Amount covered by Collateral
Mortgage	88,140	62,291	7,619	7,688	39,657	28,646	135,416	98,625
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	3	3	3	3
Other (****)	84,913	32,188	11,873	9,005	1,704	2,330	98,490	43,523
Total collateral	173,053	94,479	19,492	16,693	41,364	30,979	233,909	142,151

Acquired Instruments
For trading purposes	7,454	—	—	—	—	—	7,454	—
For investment purposes	—	—	—	6,015	—	—	—	6,015
Total acquired instruments	7,454	—	—	6,015	—	—	7,454	6,015

(*)                    Production companies are legal entities which comply with the following conditions:

i)                            They engage in productive activities and generate a separable flow of income.

ii)                         Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)  These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(b)                      Other assets and liabilities with related parties:

	2015	2014
	MCh$	MCh$
Assets
Cash and due from banks	10,497	10,478
Derivative instruments	112,370	85,226
Other assets	18,378	17,386
Total	141,245	113,090

Liabilities
Demand deposits	133,964	220,603
Savings accounts and time deposits	300,868	423,012
Derivative instruments	101,433	123,569
Borrowings from financial institutions	321,374	154,022
Other liabilities	24,709	26,205
Total	882,348	947,411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	2015		2014
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	23,830	14,166	23,873	18,631
Fees and commission income	54,094	45,291	56,154	40,879
Financial operating	276,154	224,328	130,606	144,403
Release and Provision for credit risk	—	230	141	—
Operating expenses	—	115,231	—	100,070
Other income and expenses	486	29	631	83
Total	354,564	399,275	211,405	304,066

(*)    This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

In the framework of a secondary offering by 6,700,000,000 Banco de Chile’s ordinary shares held in the local and international market, as of January 29, 2014, Banco de Chile as issuer, LQ Inversiones Financieras S.A., as seller of the shares, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Inversiones Financieras SA sold to the underwriters a portion of such shares. Additionally, on the same date Banco de Chile and LQ Investments SA agreed the terms and conditions under which Banco de Chile participated in that process.

There are no any contracts entered during 2015 and 2014 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	2015	2014
	MCh$	MCh$

Remunerations	3,798	3,752
Short-term benefits	3,721	4,123
Contract termination indemnity	—	1,251
Stock-based benefits	—	—
Total	7,519	9,126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(e)                      Payments to key management personnel, continued:

Composition of key personnel:

	N° of executives
Position	2015	2014
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	12	11
Total	20	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	2015		2014		2015	2014	2015	2014	2015	2014	2015	2014
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	397	(*)	383	(*)	50	52	363	365	—	—	810	800
Andrónico Luksic Craig	162		155		12	10	—	—	—	—	174	165
Jorge Awad Mehech	54		52		25	24	102	130	—	—	181	206
Gonzalo Menéndez Duque	54		52		21	23	114	115	27	26	216	216
Jaime Estévez Valencia	54		52		26	26	128	106	—	—	208	184
Rodrigo Manubens Moltedo	54		52		26	24	56	51	—	—	136	127
Jorge Ergas Heymann	54		52		18	19	47	60	—	—	119	131
Francisco Pérez Mackenna	54		52		21	22	70	55	—	—	145	129
Thomas Fürst Freiwirth	54		52		20	19	41	40	—	—	115	111
Jean-Paul Luksic Fontbona	54		52		11	9	—	—	—	—	65	61
Others	—		—		—	—	153	147	—	—	153	147
Total	991		954		230	228	1,074	1,069	27	26	2,322	2,277

(1)             Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of MCh$17 (MCh$16 in 2014).

(*)             Includes a provision of MCh$235 (MCh$226 in 2014) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$271 (MCh$259 in 2014).

Travel and other related expenses amount to MCh$130 (MCh$226 in 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)            Industry standards of fair value measurements.

In the fair value calculation process, is used standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes model, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor are trade in the local and international markets.

(ii)         Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)      Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)     Fair value adjustments.

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)        Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board, These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)     Judgmental analysis and information to Senior Management

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                       Fair value hierarchy

Banco de Chile and subsidiaries classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean Central Bank and Treasury securities, mutual funds investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, in the case of mutual funds and equity, is used the current price multiplied by the quantity of instruments to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                       Fair value hierarchy, continued

Level 2:                    Valuation techniques whose inputs are other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. For instruments in this level the valuations is done based on inference from observable market parameters; quoted prices for similar instruments in active markets. In this level are included the following inputs:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices those are observable for the asset or liability.

d)             Inputs those are derived principally from or corroborated by observable market data.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, debt Chilean and foreign companies, made in Chile and abroad, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                       Fair value hierarchy, continued

Valorization Techniques and Inputs:

Typeof Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widelyused in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                       Fair value hierarchy, continued

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market)

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market) Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                       Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	122,920	80,374	126,996	8,496	—	—	249,916	88,870
Other instruments issued in Chile	10,420	364	565,210	202,823	18,028	1,401	593,658	204,588
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	23,080	255,013	—	—	—	—	23,080	255,013
Subtotal	156,420	335,751	692,206	211,319	18,028	1,401	866,654	548,471
Derivative contracts for trading purposes
Forwards	—	—	180,616	140,676	—	—	180,616	140,676
Swaps	—	—	739,777	609,843	—	—	739,777	609,843
Call Options	—	—	1,878	2,583	—	—	1,878	2,583
Put Options	—	—	680	287	—	—	680	287
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	922,951	753,389	—	—	922,951	753,389
Hedge accounting derivative contracts
Swaps	—	—	279	101	—	—	279	101
Cash flow hedge (Swap)	—	—	203,892	78,703	—	—	203,892	78,703
Subtotal	—	—	204,171	78,804	—	—	204,171	78,804
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	15,321	86,066	71,187	253,258	—	—	86,508	339,324
Other instruments issued in Chile	—	—	735,724	1,017,962	96,125	179,378	831,849	1,197,340
Instruments issued abroad	81,644	58,376	—	3,211	—	1,938	81,644	63,525
Subtotal	96,965	144,442	806,911	1,274,431	96,125	181,316	1,000,001	1,600,189
Total	253,385	480,193	2,626,239	2,317,943	114,153	182,717	2,993,777	2,980,853

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	207,961	128,117	—	—	207,961	128,117
Swaps	—	—	897,513	691,524	—	—	897,513	691,524
Call Options	—	—	3,689	2,249	—	—	3,689	2,249
Put Options	—	—	549	362	—	—	549	362
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,109,712	822,252	—	—	1,109,712	822,252
Hedge derivative contracts
Fair value hedge (Swap)	—	—	14,549	19,904	—	—	14,549	19,904
Cash flow hedge (Swap)	—	—	3,666	17,596	—	—	3,666	17,596
Subtotal	—	—	18,215	37,500	—	—	18,215	37,500
Total	—	—	1,127,927	859,752	—	—	1,127,927	859,752

(1)             As of December 31, 2015, 91% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher.  Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of December 31, 2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases	Sales	Transfer since Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available for Sale Instruments
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

	As of December 31, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases	Sales	Transfer since Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,439	(1,087)	—	49	—	—	—	1,401
Subtotal	2,439	(1,087)	—	49	—	—	—	1,401

Available for Sale Instruments
Other instruments issued in Chile	76,975	6,230	784	82,909	(18,483)	30,963	—	179,378
Instruments issued abroad	1,679	270	(11)	—	—	—	—	1,938
Subtotal	78,654	6,500	773	82,909	(18,483)	30,963	—	181,316

Total	81,093	5,413	773	82,958	(18,483)	30,963	—	182,717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)  Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of December 31, 2015		As of December 31, 2014
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	18,028	(445)	1,401	(150)
Total	18,028	(445)	1,401	(150)
Financial assets available-for-Sale
Other instruments issued in Chile	96,125	(1,969)	179,378	(3,542)
Instruments issued abroad	—	—	1,938	(67)
Total	96,125	(1,969)	181,316	(3,609)

Total	114,153	(2,414)	182,717	(3,759)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens,  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	915,133	1,361,222	915,133
Transactions in the course of collection	526,046	400,081	526,046	400,081
Receivables from repurchase agreements and security borrowing	46,164	27,661	46,164	27,661
Subtotal	1,933,432	1,342,875	1,933,432	1,342,875
Loans and advances to banks
Domestic banks	45,186	169,953	45,186	169,953
Central bank	1,000,433	551,108	1,000,433	551,108
Foreign banks	349,576	434,304	349,576	434,304
Subtotal	1,395,195	1,155,365	1,395,195	1,155,365
Loans to customers, net
Commercial loans	14,046,119	12,790,468	13,859,949	12,707,255
Residential mortgage loans	6,370,034	5,394,602	6,625,557	5,657,988
Consumer loans	3,540,122	3,162,963	3,525,034	3,170,640
Subtotal	23,956,275	21,348,033	24,010,540	21,535,883
Total	27,284,902	23,846,273	27,339,167	24,034,123

Liabilities
Current accounts and other demand deposits	8,327,048	6,934,373	8,327,048	6,934,373
Transactions in the course of payment	241,842	96,945	241,842	96,945
Payables from repurchase agreements and security lending	184,131	249,482	184,131	249,482
Savings accounts and time deposits	9,907,692	9,721,246	9,902,468	9,719,397
Borrowings from financial institutions	1,529,627	1,098,716	1,522,667	1,094,468
Other financial obligations	173,081	186,573	173,081	186,573
Subtotal	20,363,421	18,287,335	20,351,237	18,281,238
Debt Issued
Letters of credit for residential purposes	39,568	52,730	41,849	55,482
Letters of credit for general purposes	6,813	11,584	7,206	12,189
Bonds	5,270,214	4,223,047	5,302,742	4,283,006
Subordinate bonds	785,613	770,595	788,883	782,529
Subtotal	6,102,208	5,057,956	6,140,680	5,133,206
Total	26,465,629	23,345,291	26,491,917	23,414,444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities, continued:

Other financial assets and liabilities not measured at fair value, but for which a fair value is estimated even when not managed based on this value, include assets and liabilities such as loans, deposits and other time deposits, debt issued and other financial assets and liabilities with different maturities and characteristics. The fair values of these assets and liabilities are calculated using the model of discounted cash flow (DCF) and the use of various sources of data such as yield curves, credit risk spreads, etc. Additionally, because some of these assets and liabilities are not traded in the market, it requires analysis and periodic reviews to determine the suitability of inputs and fair values determined.

The following table shows the fair value of financial assets and liabilities not measured at fair value, as of December 31, 2015 and 2014:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(f)           Levels of other assets and liabilities:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	915,133	—	—	—	—	1,361,222	915,133
Transactions in the course of collection	526,046	400,081	—	—	—	—	526,046	400,081
Receivables from repurchase agreements and security borrowing	46,164	27,661	—	—	—	—	46,164	27,661
Subtotal	1,933,432	1,342,875	—	—	—	—	1,933,432	1,342,875
Loans and advances to banks
Domestic banks	45,186	169,953	—	—	—	—	45,186	169,953
Central bank	1,000,433	551,108	—	—	—	—	1,000,433	551,108
Foreign banks	349,576	434,304	—	—	—	—	349,576	434,304
Subtotal	1,395,195	1,155,365	—	—	—	—	1,395,195	1,155,365
Loans to customers, net
Commercial loans	—	—	—	—	13,859,949	12,707,255	13,859,949	12,707,255
Residential mortgage loans	—	—	—	—	6,625,557	5,657,988	6,625,557	5,657,988
Consumer loans	—	—	—	—	3,525,034	3,170,640	3,525,034	3,170,640
Subtotal	—	—	—	—	24,010,540	21,535,883	24,010,540	21,535,883
Total	3,328,627	2,498,240	—	—	24,010,540	21,535,883	27,339,167	24,034,123

Liabilities
Current accounts and other demand deposits	8,327,048	6,934,373	—	—	—	—	8,327,048	6,934,373
Transactions in the course of payment	241,842	96,945	—	—	—	—	241,842	96,945
Payables from repurchase agreements and security lending	184,131	249,482	—	—	—	—	184,131	249,482
Savings accounts and time deposits	—	—	—	—	9,902,468	9,719,397	9,902,468	9,719,397
Borrowings from financial institutions	—	—	—	—	1,522,667	1,094,468	1,522,667	1,094,468
Other financial obligations	173,081	186,573	—	—	—	—	173,081	186,573
Subtotal	8,926,102	7,467,373	—	—	11,425,135	10,813,865	20,351,237	18,281,238
Debt Issued
Letters of credit for residential purposes	—	—	41,849	55,482	—	—	41,849	55,482
Letters of credit for general purposes	—	—	7,206	12,189	—	—	7,206	12,189
Bonds	—	—	5,302,742	4,283,006	—	—	5,302,742	4,283,006
Subordinate bonds	—	—	—	—	788,883	782,529	788,883	782,529
Subtotal	—	—	5,351,797	4,350,677	788,883	782,529	6,140,680	5,133,206
Total	8,926,102	7,467,373	5,351,797	4,350,677	12,214,018	11,596,394	26,491,917	23,414,444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(f)   Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                       Short-term assets and liabilities: For assets and liabilities maturing short-term (less than three months) it is assumed that the book values approximate their fair value. This assumption is applied to the following assets and liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and repurchase agreements
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(g)       Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets as of December 31	1,127,122	832,193	(258,213)	(169,573)	(244,064)	(267,053)	(148,023)	(49,804)	476,822	345,763

Derivative financial liabilities as of December 31	1,127,927	859,752	(258,213)	(169,573)	(244,064)	(267,053)	(190,563)	(124,418)	435,087	298,708

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2015 and 2014, respectively.  Trading and available for sale instruments are included at their fair value:

	2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	—	—	—	—	—	1,361,222
Transactions in the course of collection	526,046	—	—	—	—	—	526,046
Financial Assets held-for-trading	866,654	—	—	—	—	—	866,654
Receivables from repurchase agreements and security borrowing	35,909	8,704	1,551	—	—	—	46,164
Derivative instruments	74,809	75,895	160,886	323,580	171,498	320,454	1,127,122
Loans and advances to banks (*)	1,063,248	78,056	224,943	29,650	—	—	1,395,897
Loans to customers (*)	2,670,006	2,935,330	4,586,126	4,873,871	2,843,390	6,649,318	24,558,041
Financial assets available-for-sale	124,174	73,409	343,350	76,834	121,680	260,554	1,000,001
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,722,068	3,171,394	5,316,856	5,303,935	3,136,568	7,230,326	30,881,147

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	—	—	—	—	—	915,133
Transactions in the course of collection	400,081	—	—	—	—	—	400,081
Financial Assets held-for-trading	548,471	—	—	—	—	—	548,471
Receivables from repurchase agreements and security borrowing	11,863	6,291	9,507	—	—	—	27,661
Derivative instruments	68,070	55,799	166,519	176,235	153,461	212,109	832,193
Loans and advances to banks (*)	809,565	79,583	248,840	18,193	—	—	1,156,181
Loans to customers (*)	2,662,866	2,576,105	3,800,448	4,831,285	2,328,610	5,677,334	21,876,648
Financial assets available-for-sale	211,690	163,824	472,944	82,763	123,317	545,651	1,600,189
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,627,739	2,881,602	4,698,258	5,108,476	2,605,388	6,435,094	27,356,557

(*)  These balances are presented without of the respective provision, which amount to MCh$601,766 (MCh$528,615 in 2014) for loans to customers; and MCh$702 (MCh$816 in 2014) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	—	—	—	241,842
Payables from repurchase agreements and security lending	170,451	13,680	—	—	—	—	184,131
Savings accounts and time deposits (**)	4,575,625	1,687,604	2,975,070	463,454	557	211	9,702,521
Derivative instruments	84,043	97,292	193,171	289,987	135,760	327,674	1,127,927
Borrowings from financial institutions	340,856	126,034	905,878	156,859	—	—	1,529,627
Debt issued:
Mortgage bonds	3,226	3,220	8,157	15,035	9,452	7,291	46,381
Bonds	370,502	141,996	254,426	791,009	1,008,830	2,703,451	5,270,214
Subordinate bonds	2,564	1,756	181,592	52,627	46,038	501,036	785,613
Other financial obligations	132,762	2,108	9,982	19,237	7,928	1,064	173,081
Total liabilities	14,248,919	2,073,690	4,528,276	1,788,208	1,208,565	3,540,727	27,388,385

	2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	96,945	—	—	—	—	—	96,945
Payables from repurchase agreements and security lending	249,323	159	—	—	—	—	249,482
Savings accounts and time deposits (**)	4,854,400	1,969,861	2,559,793	148,527	166	188	9,532,935
Derivative instruments	37,952	47,779	166,064	208,200	147,078	252,679	859,752
Borrowings from financial institutions	61,022	159,372	678,067	200,255	—	—	1,098,716
Debt issued:
Mortgage bonds	4,035	4,109	10,143	20,487	12,407	13,133	64,314
Bonds	239,132	294,460	353,568	475,427	973,509	1,886,951	4,223,047
Subordinate bonds	2,050	2,786	36,463	178,298	50,345	500,653	770,595
Other financial obligations	142,093	792	3,879	7,996	14,350	17,463	186,573
Total liabilities	12,621,325	2,479,318	3,807,977	1,239,190	1,197,855	2,671,067	24,016,732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(**)     Excluding term saving accounts, which amount to MCh$205,171 (MCh$188,311 in 2014),

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management:

(1)                      Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)             Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.

Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued

(ii)              Finance, International and Financial Risk Committee

This committee reviews financial positions, marke and liquidity risk, that the Banks maintained the last 30 days.  It is responsible by the control of the limits o alerts both, internal and regulatory. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or liquidity or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity).

Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.

Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Financial Control Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(iii)           Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participates in them as independent and autonomous trade areas.

The highest court approval, within the structure of the Bank’s risk management is the Credit Committee of the Board, which reviews weekly all operations exceeding UF 750,000. The committee is composed of the General Manager, Corporate Risk Division Manager, and at least three directors. The attendance of Directors is not limited to the number of Directors required, so all board members can participate in the Credit Committee.

(iv)          Portfolio Risk Committee:

The main function is the evolution of the composition of the loan portfolio of the Bank, from a global perspective, reviewing indicators of default, past due loans, deterioration and major exhibitions by economic groups, debtors and sectoral concentration in the framework of the Policy Limits sector. The Board approves and proposes strategies differentiated risk management, including credit policies, assessment methodologies portfolio, calculation of provisions to cover expected losses, as well as methodologies for determining additional provisions. It is also responsible for knowing the analysis of adequacy of provisions, authorize extraordinary write-offs of loans where are exhausted instances of recovery, control the management of liquidation of foreclosed assets and review the guidelines and methodological advances in the development of models credit risk assessed on the Technical Committee for the Supervision of Internal Models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman, two Directors, the General Manager, Corporate Risk Manager, Commercial Manager, the Chief of Intelligence Information Area. Also participate as permanent guests Individual Risk Manager, Manager of the Area of Architecture and the CFO. The Committee may be summoned in an extraordinary way at the request of the Chairman, two Directors or the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued:

(v)  Operational Risk Committee:

The Operational Risk Committee, is responsible for defining and prioritizing the main strategies to mitigate operational risk events and thus also ensure the implementation of the management model, set tolerance levels and risk aversion enforce Programs, related policies and Privacy and Information Security, Business Continuity and Operational Risk of Banco de Chile.

The mission of Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk Banco de Chile.

The Operational Risk Committee is composed of the General Manager, two Directors Manager Corporate Risk Division, Manager of Financial Control Division, Manager of Operations and Technology Division and Manager of Operational Risk and Technology. Also, with voice rights Controller Division Manager, Manager Clients Area, Manager Office Division and Manager Safety and Risk Prevention Area and Division Manager of Process and Standards.

The committee meets monthly, although it may be cited extraordinarily at the request of the President or two of its members.

(vi)  Senior Operational Risk Committee

The Senior Operational Risk Committee, has among its functions: to know the level of exposure to operational risk of the Corporation Banco de Chile, analyze the effectiveness of the strategies adopted to mitigate operational risk events, approve strategies and policies prior the Board, actions and efforts to promote proper management and mitigation of operational risk, inform the Board of these materials, ensure regulatory compliance and enforcement policy so as to ensure the solvency of the Corporation in the long term by avoiding risk factors that could jeopardize the continuity of the Corporation.

The Senior Operational Risk Committee is composed of Chairman, a Director, General Manager, Manager Corporate Risk Division, Operations and Technology Division Manager, Manager Operational Risk and Technology and Division Manager of Proccess and Standards.

The committee meets monthly, although it may be cited in an extraordinary way at the request of the President or two of its members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(1)             Introduction, continued:

(vii)       Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(b)             Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)              Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk:

Credit risk is the risk that we will incur a loss because a customer or counterparty do not comply with their contractual obligations, mainly its origin is in account receivable and financial investments, and derivative instruments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(a)             Approval Process:

It operates under a differentiated approach, because there are different nature of the segments (Retail and Wholesale Segments), which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The general concepts involved in each approval process are:

•                  Politics,rules and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictives for each segments

Risk management in the segments Retail and Wholesale has a process and team consolidated, that have a high level of experience and specialization in the approving of credits, for the different segments and business in which the Bank operates.

Retail Segments

The following are the types of approval models:

Automated Model: This model is used to evaluate credit applications massive segments of individuals without a commercial business, Commercial Banking and Credichile.  The Bank has automatized systems of evaluations, in which it has programmed the politics and rules applicable in credits.  The fundamental pillars in this model of admission are the following dimensions: Target Market; Minimum Credit Profil (scoring) and borrowing Limits (exposure)

Parametric Model: this methodology is used in individuals in the segment PYME (SME). This model considers the evaluation of customers based on three pillars: Payment behavior both, internal and external; Financial reporting analysis and Evaluation of business of each client, including experience of its owners and management.

This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

a.                  Pre-approved model: considering the available information of the clients, it is made massive evaluation process to obtain credit offer pre-approved, existing different strategies for each segments and customer niches.  These processes permitted proactive and efficient management and a better relation between risk and return.  Also, better quality of services for the clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(a)             Approval Process, continued:

Wholesale Segment

It is applied model case to case, which involves an individual evauation with specialized knowledge and it integrates the level of risk, deadlines, amounts, products, complexity and business prospects, guarantees, among other variables applies. This process is also supported by a rating model, which provides greater consistency in the evaluation of the customer and the economic group, determining also the level of authority required for the approval of credit risk.

For the evaluation case to case there are specialized areasin some segments that, by its nature, requires an expert knowledge (real state, construction, agriculture, financial, international and other advisory ad hoc when there are specific issues).

(b)                              Control and Follow up

The Bank, inside of its structures, has areas responsables of follow up, which it has developed methodologies and tools for the differents segments, which are applied systematically and has permitted correct manage of portfolio.

In Retail Segment exists a control and follow up of credit risk, where exists a permanent monitoring of the customers, of industry and market trend, is possible to determine adjust necessaries to maintain the risk level adecquated.  So, it is made report that includes expected loss of portfolio, analysis of litter of new clients, past due general of the portfolio with special follow up of products and segments, standards approve, follow up of mortgage loans according variables of politics, relation debt — guarantee value, term, relation quote/income of client.  It has developed statistics model like support to the correct credit evaluation.  This methodology establishes indicators of minimum quality to operate.  They have a straight follow up through back test analysis, variables stability, and segmentation, among others, ensuring stability and predictive capacity in the time.

In the wholesale segment, the main processes of centralized  follow up is established systematic monitoring alerts on financial indicators and behavioral variables, past due management, including predictors of the risk level and strategies differentiated for early collection and classification of portfolio management. The management made of special monitoring portfolio which allows establishing action plans for companies that have alerts risk.  Also, to portfolio that requires special review, it is made tracking market cyclical. In addition, other monitoring efforts aimed at monitoring compliance with preestablished conditions at the process of admission, such as controls of financial clauses (covenants), collateral coverage, conditions, and restrictions of individual credit approval, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(c)              Derivative Instruments:

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)             Portfolio Concentration:

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2015 and 2014 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2015:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	793,261	543,492	—	24,469	1,361,222

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	249,916	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	23,080	—	—	—	23,080
Subtotal	866,654	—	—	—	866,654

Receivables from repurchase agreements and security borrowing	46,164	—	—	—	46,164

Derivative Contracts for Trading Purposes
Forwards	154,367	4,800	—	21,449	180,616
Swaps	534,356	111,636	—	93,785	739,777
Call Options	1,878	—	—	—	1,878
Put Options	680	—	—	—	680
Futures	—	—	—	—	—
Subtotal	691,281	116,436	—	115,234	922,951

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	48,133	47,378	—	108,660	204,171
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	48,133	47,378	—	108,660	204,171

Loans and advances to Banks
Central Bank of Chile	1,000,433	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	45,258
Foreign banks	—	—	190,150	160,056	350,206
Subtotal	1,045,691	—	190,150	160,056	1,395,897

Loans to Customers, Net
Commercial loans	14,218,048	21,261	23,333	154,276	14,416,918
Residential mortgage loans	6,404,986	—	—	—	6,404,986
Consumer loans	3,736,137	—	—	—	3,736,137
Subtotal	24,359,171	21,261	23,333	154,276	24,558,041

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	86,508	—	—	—	86,508
Other instruments issued in Chile	831,849	—	—	—	831,849
Instruments issued abroad	—	81,644	—	—	81,644
Subtotal	918,357	81,644	—	—	1,000,001

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,249,892	111,330	—	—	—	—	—	—	—	—	—	—	—	—	—	1,361,222

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	149,900	100,016	—	—	—	—	—	—	—	—	—	—	—	—	249,916
Other instruments issued in Chile	593,658	—	—	—		—	—	—	—	—	—	—	—	—	—	593,658
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	23,080	—	—	—	—	—	—	—	—	—	—	—	—	—	—	23,080
Subtotal	616,738	149,900	100,016	—		—	—	—	—	—	—	—	—	—	—	866,654

Receivables from repurchase agreements and security borrowing	12,473	—	—	—	3,264	797	4,893	19,830	282	—	—	3,841	228	—	556	46,164

Derivative Contracts for Trading Purposes
Forwards	170,420	—	—	—	2,088	4,906	111	47	2,192	—	8	53	739	52	—	180,616
Swaps	629,455	—	—	—	17,538	21,271	20,485	30,361	9,926	—	4,664	2,214	2,597	1,266	—	739,777
Call Options	161	—	—	—	1,047	301	—	—	306	—	—	29	—	34	—	1,878
Put Options	1	—	—	—	616	36	—	—	11	—	—	—	—	16	—	680
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	800,037	—	—	—	21,289	26,514	20,596	30,408	12,435	—	4,672	2,296	3,336	1,368	—	922,951

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	204,171	—	—	—	—	—	—	—	—	—	—	—	—	—	—	204,171
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	204,171	—	—	—	—	—	—	—	—	—	—	—	—	—	—	204,171

Loans and advances to Banks
Central Bank of Chile	—	1,000,433	—	—	—	—	—	—	—	—	—	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	—	—	—	—	—	—	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	—	—	—	—	—	—	—	—	—	—	350,206
Subtotal	395,464	1,000,433	—	—	—	—	—	—	—	—	—	—	—	—	—	1,395,897

Loans to Customers, Net
Commercial loans	2,130,946	—	—	—	2,345,319	1,626,515	545,375	473,172	1,185,113	—	351,531	1,668,627	1,585,940	1,668,346	836,034	14,416,918
Residential mortgage loans	—	—	—	6,404,986	—	—	—	—	—	—	—	—	—	—	—	6,404,986
Consumer loans	—	—	—	3,736,137	—	—	—	—	—	—	—	—	—	—	—	3,736,137
Subtotal	2,130,946	—	—	10,141,123	2,345,319	1,626,515	545,375	473,172	1,185,113	—	351,531	1,668,627	1,585,940	1,668,346	836,034	24,558,041

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	36,258	50,250	—	—	—	—	—	—	—	—	—	—	—	—	86,508
Other instruments issued in Chile	709,003	—	—	—	23,407	—	8,436	38,190	51,096	—	—	—	1,717	—	—	831,849
Instruments issued abroad	81,644	—	—	—	—	—	—	—	—	—	—	—	—	—	—	81,644
Subtotal	790,647	36,258	50,250	—	23,407	—	8,436	38,190	51,096	—	—	—	1,717	—	—	1,000,001

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2014:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	636,423	257,476	—	21,234	915,133

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	88,870	—	—	—	88,870
Other instruments issued in Chile	204,588	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	255,013	—	—	—	255,013
Subtotal	548,471	—	—	—	548,471

Receivables from repurchase agreements and security borrowing	27,360	—	—	301	27,661

Derivative Contracts for Trading Purposes
Forwards	120,718	3,065	—	16,893	140,676
Swaps	399,087	138,894	—	71,862	609,843
Call Options	2,263	—	—	320	2,583
Put Options	286	—	—	1	287
Futures	—	—	—	—	—
Subtotal	522,354	141,959	—	89,076	753,389

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	17,848	23,389	—	37,567	78,804
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	17,848	23,389	—	37,567	78,804

Loans and advances to Banks
Central Bank of Chile	551,108	—	—	—	551,108
Domestic banks	170,014	—	—	—	170,014
Foreign banks	—	—	268,141	166,918	435,059
Subtotal	721,122	—	268,141	166,918	1,156,181

Loans to Customers, Net
Commercial loans	12,915,159	—	33,295	159,782	13,108,236
Residential mortgage loans	5,418,623	—	—	—	5,418,623
Consumer loans	3,349,789	—	—	—	3,349,789
Subtotal	21,683,571	—	33,295	159,782	21,876,648

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	339,324	—	—	—	339,324
Other instruments issued in Chile	1,197,340	—	—	—	1,197,340
Instruments issued abroad	—	58,376	5,149	—	63,525
Subtotal	1,536,664	58,376	5,149	—	1,600,189

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	767,918	147,215	—	—	—	—	—	—	—	—	—	—	—	—	—	915,133

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	16,902	71,968	—	—	—	—	—	—	—	—	—	—	—	—	88,870
Other instruments issued in Chile	203,237	—	—	—	1,351	—	—	—	—	—	—	—	—	—	—	204,588
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	255,013	—	—	—	—	—	—	—	—	—	—	—	—	—	—	255,013
Subtotal	458,250	16,902	71,968	—	1,351	—	—	—	—	—	—	—	—	—	—	548,471

Receivables from repurchase agreements and security borrowing	19,610	—	—	—	—	—	—	—	80	—	—	—	29	287	7,655	27,661

Derivative Contracts for Trading Purposes
Forwards	133,163	—	—	—	1,475	3,514	1,144	48	615	—	50	443	2	185	37	140,676
Swaps	550,858	—	—	—	9,273	12,514	7,335	20,139	6,108	—	185	1,708	1,050	673	—	609,843
Call Options	819	—	—	—	177	1,180	190	—	137	—	—	25	21	34	—	2,583
Put Options	121	—	—	—	88	42	—	—	7	—	—	—	29	—	—	287
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	684,961	—	—	—	11,013	17,250	8,669	20,187	6,867	—	235	2,176	1,102	892	37	753,389

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78,804	—	—	—	—	—	—	—	—	—	—	—	—	—	—	78,804

Loans and advances to Banks
Central Bank of Chile	—	551,108	—	—	—	—	—	—	—	—	—	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	—	—	—	—	—	—	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	—	—	—	—	—	—	—	—	—	—	435,059
Subtotal	605,073	551,108	—	—	—	—	—	—	—	—	—	—	—	—	—	1,156,181

Loans to Customers, Net
Commercial loans	1,873,155	—	—	—	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	13,108,236
Residential mortgage loans	—	—	—	5,418,623	—	—	—	—	—	—	—	—	—	—	—	5,418,623
Consumer loans	—	—	—	3,349,789	—	—	—	—	—	—	—	—	—	—	—	3,349,789
Subtotal	1,873,155	—	—	8,768,412	2,375,322	1,498,904	356,363	442,066	946,795	—	261,189	1,668,103	1,423,597	1,565,777	696,965	21,876,648

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	178,549	160,775	—	—	—	—	—	—	—	—	—	—	—	—	339,324
Other instruments issued in Chile	1,059,043	18,675	—	—	19,025	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,197,340
Instruments issued abroad	58,376	—	—	—	5,149	—	—	—	—	—	—	—	—	—	—	63,525
Subtotal	1,117,419	197,224	160,775	—	24,174	—	7,288	34,546	51,191	—	—	5,859	1,713	—	—	1,600,189

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•          For commercial loans: Residential and non-residential real estate, liens and inventory.

•          For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 207,203 collateral assets, the majority of which consist of real estate.  The following table contains guarantees value as of December 31,

2015	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	11,029,022	2,090,295	75,436	464,998	4,854	358,086	2,993,669
Small Business Lending	3,387,896	2,017,450	32,428	34,853	—	47,844	2,132,575
Consumer Lending	3,736,137	247,330	1,460	2,872	—	18,390	270,052
Mortgage Lending	6,404,986	5,573,300	122	598	—	—	5,574,020
Total	24,558,041	9,928,375	109,446	503,321	4,854	424,320	10,970,316

2014	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	10,150,249	1,869,995	92,097	509,345	1,979	348,439	2,821,855
Small Business Lending	2,957,987	1,712,185	27,989	33,762	85	47,569	1,821,590
Consumer Lending	3,349,789	222,985	1,639	2,450	—	17,854	244,928
Mortgage Lending	5,418,623	4,851,400	78	657	—	—	4,852,135
Total	21,876,648	8,656,565	121,803	546,214	2,064	413,862	9,740,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Collaterals and Other Credit Enhancements, continued

The Bank also uses mitigating tactics for credit risk on derivative transactions, to date, the following mitigating tactics are used:

•             Accelerating transactions and net payment using market values at the date of default of one of the parties.

•             Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•             Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value guarantees related to loans evaluated individualy classified like for Impaired Loans as of December 31, 2015 and 2014 amounted MCh$118,464 and MCh$116,445, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2015 and 2014 amounted MCh$283,718 and MCh$271,899, respectively.

(f)               Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2015:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,000,433	—	—	—	—	1,000,433
Domestic banks	45,258	—	—	—	—	45,258
Foreign banks	350,206	—	—	—	—	350,206
Subtotal	1,395,897	—	—	—	—	1,395,897

Loans to customers (before allowances for loan losses)
Commercial loans	11,543,265	175,066	273,461	2,211,106	214,020	14,416,918
Residential mortgage loans	—	—	—	6,287,820	117,166	6,404,986
Consumer loans	—	—	—	3,473,296	262,841	3,736,137
Subtotal	11,543,265	175,066	273,461	11,972,222	594,027	24,558,041

As of December 31, 2014:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	551,108	—	—	—	—	551,108
Domestic banks	170,014	—	—	—	—	170,014
Foreign banks	435,059	—	—	—	—	435,059
Subtotal	1,156,181	—	—	—	—	1,156,181

Loans to customers (before allowances for loan losses)
Commercial loans	10,576,015	176,882	198,161	1,942,910	214,268	13,108,236
Residential mortgage loans	—	—	—	5,325,029	93,594	5,418,623
Consumer loans	—	—	—	3,124,586	225,203	3,349,789
Subtotal	10,576,015	176,882	198,161	10,392,525	533,065	21,876,648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class.  Additionally to the over due portion, the amounts detailed include remaining balance of the past due credits:

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2015:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$

Loans and advances to banks	15,354	—	—
Commercial loans	152,739	59,428	19,346
Import-export financing	19,437	1,255	6,096
Factoring transactions	36,917	5,093	2,757
Commercial lease transactions	37,837	8,149	2,145
Other loans and receivables	1,021	440	407
Residential mortgage loans	132,767	53,915	22,279
Consumer loans	225,577	90,188	33,864
Total	621,649	218,468	86,894

As of December 31, 2014:

	Default 1	Default 2	Default 3
	MCh$	MCh$	MCh$

Loans and advances to banks	23,176	35,197	—
Commercial loans	140,430	106,844	25,513
Import-export financing	11,939	2,895	563
Factoring transactions	28,210	4,554	1,170
Commercial lease transactions	54,605	10,958	2,747
Other loans and receivables	1,598	483	311
Residential mortgage loans	112,031	49,711	19,030
Consumer loans	219,173	87,774	34,593
Total	591,162	298,416	83,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(f)               Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

	Past due but not impaired*
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2015	460,401	121,272	34,864	926
2014	482,154	189,117	34,748	1,848

*                     These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans

(g)              Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$6,429 and MCh$3,948 as of December 31, 2015 and 2014, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(h)             Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2015	2014
	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	238,491	190,692
Residential mortgage loans	18,186	19,585
Consumer loans	335,489	324,622
Subtotal	592,166	534,899
Total renegotiated financial assets	592,166	534,899

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note No. 2(m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to an adverse change of market factors levels, such as FX rates, equity prices, interest rates, options volatility, etc or due to the absence of liquidity.

(a)                     Liquidity Risk:

Liquidity Risk: Measurement and Limits

The bank measure and control the Trading Liquidity risk for Trading portfolios by establishing limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the instruments are expected to be held for longer periods of time or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report (from December 2015 onwards, the SBIF establish the C46 as the new index for reporting regulatory liquidity position; in the meanwhile and until March 2016, both indexes must be reported and after that date, the reporting of the C08 Index will be discontinued), which is the estimation of the expected net cash flows within a period of time considering business-as-usual market conditions.

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes, in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as: roll-over or evergreen patterns for some portion of the loan portfolios; stability of some portion of the demand deposits and therefore no withdrawal is reported for this stable o core portion; etc.

The SBIF establish the following limits for the C08 Index:

Foreign Currency balance sheet items:	1-30 days C08 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C08 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C08 index < 2 x Tier-1 Capital

As of December 30, 2015, the 1-30 days Adjusted C08 Index of foreign currency balance sheet items is 0.061 (C46 0.102). The 1-30 days Adjusted C46 Index of all currencies balance sheet items on that date is reported as 0.358 (C46 0.543); the value of the same index for the period 1 to 90 days is 0.294 (C46 0.496).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management, continued:

(3)                       Market Risk, continued:

(a)             Liquidity Risk, continued:

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2015 and 2014 end-of-year, is illustrated below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and other demand deposits	8,327.051	—	—	—	—	—	8,327,051
Transactions in the course of payment	241,841	—	—	—	—	—	241,841
Instruments sold under repurchase agreements and security lending	184,041	51	—	—	—	—	184,092
Savings accounts and time deposits	4,637,114	1,788,360	3,128,918	484,858	557	211	10,040,018
Full delivery derivative transactions	269,483	232,474	364,917	629,015	329,806	640,329	2,466,024
Borrowings from financial institutions	231,893	125,946	904,310	262,757	—	—	1,524,906
Other financial obligations	421	1,100	5,535	18,435	23,918	789	50,0198
Debt issued in non-USD foreign currency	113,758	199,062	766,134	1,157,411	1,384,072	3,756,483	7,376,920

Total (excluding non-delivery derivative transactions)	14,005,602	2,346,993	5,169,814	2,552,477	1,738,353	4,397,811	30,211,050

Non-delivery derivative transactions	262,962	356,434	809,548	1,053,043	528,528	1,017,489	4,028,005

	Up to 1 month	Between 1 and 3 months	Between3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and other demand deposits	6,934,373	—	—	—	—	—	6,934,373
Transactions in the course of payment	96,945	—	—	—	—	—	96,945
Instruments sold under repurchase agreements and security lending	249,198	92	—	—	—	—	249,290
Savings accounts and time deposits	4,956,782	2,162,419	2,596,404	154,505	172	188	9,870,470
Full delivery derivative transactions	269,665	278,329	286,634	409,966	296,234	486,087	2,026,915
Borrowings from financial institutions	59,589	158,480	677,611	200,010	—	—	1,095,690
Other financial obligations	756	1,140	5,939	12,713	17,685	18,585	56,818
Debt issued in non-USD foreign currency	114,339	222,257	566,735	1,134,570	1,219,836	2,882,249	6,139,986

Total (excluding non-delivery derivative transactions)	12,681,647	2,822,717	4,133,323	1,911,764	1,533,927	3,387,109	26,470,487

Non-delivery derivative transactions	178,635	110,298	727,089	1,208,217	638,045	895,239	3,757,523

The evolution of the loan-to-deposit ratio for 2015 and 2014 is detailed below:

	December 31, 2015	December 31, 2014
Maximum	3.00	2.74
Minimum	2.70	2.43
Average	2.84	2.61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk, continued:

(a)         Liquidity Risk, continued:

Banco de Chile has established internal liquidity metrics, in addition to those required by the regulatory entities, with the purpose of covering other dimensions of liquidity risk, such as: large funds providers’ diversification; maturity concentration triggers; etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile. Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the markets made by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)         Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Banking book (also referred as to the Accrual book). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the bank submits regulatory reports to the corresponding regulatory entities.

The bank has established internal limits for the Trading Book. In fact, the FX net open positions (FX delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured and limited. Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are daily monitored, controlled and reported by independent parties to the senior management of the bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

The Bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data. The VaR number is escalated by 22 days (a calendar month) for reporting purposes.

The regulatory risk measurement for the Trading portfolio (C41 report) is made by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies developed for this specific measurement. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenors factors are included in order to include non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also labeled as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)       Market Risk, continued:

(b)         Price Risk, continued:

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Capital. The bank is currently using 25% for both limits. The percentage use of these metrics during 2015 is illustrated below:

Interest Rate Risk: Regulatory Model for Banking Book

	Short term	Long Term
Maximum Use	7.9%	21.0%
Average Use	7.1%	19.2%
Minimum Use	6.6%	17.9%

Additionally, the Bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Banking Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case that triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2015 and 2014:

Accrual Book Interest Rate Exposure by Contractual Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2015
Cash and due from banks	1,336,900	—	—	—	—	—	1,336,900
Transactions in the course of collection	516,151	—	—	—	—	—	516,151
Securities borrowed or purchased under agreements to resell	3,462	—	—	—	—	—	3,462
Derivative instruments under hedge-accounting treatment	475,630	136,918	160,383	324,360	374,857	438,135	1,910,283
Inter-banking loans	1,065,713	78,726	227,895	30,236	—	—	1,402,570
Customer loans	3,407,077	3,920,279	6,135,079	5,067,738	2,888,550	7,725,546	29,144,269
Available-for-sale instruments	53,523	76,135	369,755	125,645	151,502	244,707	1,021,267
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,858,456	4,212,058	6,893,112	5,547,979	3,414,909	8,408,388	35,334,902

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2014
Cash and due from banks	889,489	—	—	—	—	—	889,489
Transactions in the course of collection	387,434	—	—	—	—	—	387,434
Securities borrowed or purchased under agreements to resell	820	—	—	—	—	—	820
Derivative under hedge-accounting treatment	382,138	155,483	113,921	180,892	451,807	320,352	1,604,593
Inter-banking loans	810,826	80,057	249,764	18,501	—	—	1,159,148
Customer loans	3,431,877	3,244,400	5,446,614	4,789,951	2,420,640	6,575,962	25,909,444
Available-for-sale instruments	166,115	166,562	509,046	153,964	171,256	574,193	1,741,136
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,068,699	3,646,502	6,319,345	5,143,308	3,043,703	7,470,507	31,692,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Risk Management, continued:

(3)                       Market Risk, continued

(b)       Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2015
Current accounts and demand deposits	8,338,672	—	—	—	—	—	8,338,672
Transactions in the course of payment	231,059	—	—	—	—	—	231,059
Securities loaned or sold under agreements to repurchase	10,358	—	—	—	—	—	10,358
Savings accounts and interest-bearing deposits	4,641,021	1,789,871	3,123,713	484,606	557	211	10,039,979
Derivative instruments under hedge-accounting treatment	4,272	107,432	254,360	523,234	427,855	446,276	1,763,429
Inter-banking borrowings	826,857	487,504	210,569	—	—	—	1,524,930
Long-term debt	381,779	162,304	604,023	1,155,900	1,311,992	3,755,090	7,371,088
Other liabilities	197,685	1,100	5,535	18,435	23,918	789	247,462
Total liabilities	14,631,703	2,548,212	4,198,199	2,182,175	1,764,322	4,202,366	29,526,976

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2014
Current accounts and demand deposits	6,950,301	—	—	—	—	—	6,950,301
Transactions in the course of payment	82,932	—	—	—	—	—	82,932
Securities loaned or sold under agreements to repurchase	25,662	—	—	—	—	—	25,662
Savings accounts and interest-bearing deposits	5,141,552	1,977,615	2,596,404	154,511	166	188	9,870,436
Derivative instruments under hedge-accounting treatment	3,911	3,808	199,533	542,556	522,765	339,547	1,612,120
Inter-banking borrowings	534,341	435,417	125,985				1,095,743
Long-term debt	251,953	314,199	565,036	902,456	1,218,631	2,880,053	6,132,328
Other liabilities	142,484	1,140	5,939	12,713	17,685	18,585	198,546
Total liabilities	13,133,136	2,732,179	3,492,897	1,612,236	1,759,247	3,238,373	25,968,068

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for price risk sensitivity analysis.  The analysis is implemented for the Trading Book and the Bank Book separately.  After the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this methodology when it realized that it is more useful and realistic than business-as-usual tools such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                       The financial crisis shows fluctuations that are materially higher than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(b)                       The financial crisis shows also that correlations between these fluctuations that are materially different to those used in the VaR, since crisis precisely indicate severe disconnections between the behaviors of market factors fluctuations respect to the patterns normally observed.

(c)                        Trading liquidity dramatically diminished in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss.

The stress tests impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by either economic, political, foreign issues, etc. factors.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic the inflation changes forecasts. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates and FX CLP/USD volatility are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for Trading Book exposures within the four above mentioned:

Adverse Scenario Market factors fluctuations
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	27	37	(461)	(450)	0	(54)	(3,1)%
6 months	38	42	(223)	(200)	10	(40)	(2,6)%
9 months	43	47	(143)	(117)	11	(22)	(2,0)%
1 year	47	49	(129)	(101)	10	(15)	(2,1)%
2 years	53	52	(49)	(18)	22	(16)	(2,8)%
4 years	53	63	(28)	16	57	(34)	—
6 years	51	72	(15)	41	66	(39)	—
10 years	49	76	(7)	56	76	(41)	—
16 years	48	76	(7)	59	81	(43)	—
20 years	48	75	(8)	61	83	(44)	—

Bps = Basic points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The impact on the Trading Book as of December 31st 2015, is the following:

POTENTIAL P&L IMPACT
TRADING BOOK

MCh$
CLP Interest Rate	(2,389)
Derivatives	(2,260)
Debt instruments	(129)
CLF Interest Rate	(5,329)
Derivatives	(1,886)
Debt instruments	(3,443)
Interest rate USD, EUR, JPY,etc offshore	1,148
Domestic/offshore interest rate spread USD, EUR, JPY	(1,951)
Interest Rate	(8,521)
Foreign exchange	(488)
Options volatility	(798)
TOTAL	(9,807)

The scenario modeled would generate losses in the Trading Book up to MCh$ 9,807 or approximately USD 14 MM. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

:

POTENTIAL 12 Months NRFF(*) IMPACT

ACCRUALBOOK

MCh$
Impact due to Inter-Banking yield curve (Swap yield) shock	(189,630)
Impact due to spreads shock	33,692
Higher / (Lower NRFF)	(155,938)

(*) Net revenue from funds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued:

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread. The lower net revenues from funds in the following 12 months would reach CH$ 156 billion, which is still much lower of the current annual 12-month rolling P&L generation.

The following table illustrates the changes in fair value of Available-for-Sale debt securities as the result of stress test modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

POTENTIAL AVAILABLE FOR SALE

OCI IMPACT

Current Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(71,359)	(3,34)	(2,363)
CLF	(139,768)	(11.98)	(8,488)
USD	(105,345)	(9.27)	(6,566)
Total impact		(24.59)	(17,417)

(4)                       Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2015, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2015, there were no triggrers breaches.

The capital amount is managed according to the risk environment, the economic performance of Chile and the main economies and the business cycle. For implementing this, the board may change the dividend policy or authorize equity issuance or stocks repurchase programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean Bank Law, banks must comply with a minimum Basel I Tier 2 Capital ratio of 8%. Therefore, the bank must maintain a minimum Tier 2 Capital that cannot be lower than 8% of the sum of 12.5 times the ERM (market risk computed for trading portfolios, see 41 (3) (b) above) and RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establish that banks must maintain a minimum Tier 1 Capital that cannot be lower than the 3% of total assets. The authorities have requested Banco de Chile, due to the merge with the operation of Citibank, N.A. in Chile that maintains the first percentage as a minimum of 10%.

Tier 1 and Tier 2 Capiatl are computed according the international standards; assets are risk weighted, for reporting purposes, according to SBIF instructions which are adopted from BIS guidelines. For derivatives, the risk weighting process is applied over the “loan equivalent” of each derivative transaction. The loan equivalent is sum of the current value of the transaction, if positive, and the maximum exposure the Bank may face in the future, along the life of the transaction, considering the increase in value of it due to market factor fluctuations including some confidence level. The loan equivalent is expressed as a percentage of the notional amount of the transaction, being these percentages much larger for FX transactions than for interest rate swaps or for longer tenors than for shorter ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of end of year 2015 and 2014, are the following:

	Consolidated assets		Risk-weighted assets
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,361,222	915,133	42,335	3,100
Transactions in the course of collection	526,046	400,081	59,719	34,741
Financial Assets held-for-trading	866,654	548,471	160,150	304,501
Receivables from repurchase agreements and security borrowing	46,164	27,661	46,164	27,661
Derivative instruments	1,127,122	832,193	1,064,661	694,632
Loans and advances to banks	1,395,195	1,155,365	358,614	468,293
Loans to customers, net	23,956,275	21,348,033	21,411,781	19,192,870
Financial assets available-for-sale	1,000,001	1,600,189	420,482	472,949
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	28,126	25,312	28,126	25,312
Intangible assets	26,719	26,593	26,719	26,593
Property and equipment	215,671	205,403	215,671	205,403
Current tax assets	3,279	3,468	328	347
Deferred tax assets	255,972	202,869	25,597	20,287
Other assets	484,498	355,057	484,498	355,057
Subtotal			24,344,845	21,831,746

Off-balance-sheet assets
Contingent loans	5,221,333	4,280,451	3,131,800	2,567,508
Total risk-weighted assets			27,476,645	24,399,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

	As of December 31, 2015		As of December 31, 2014
	MCh$	%	MCh$	%

TIER 1 Capital (*)	2,740,084	7.45	2,535,154	7.89
TIER 2 Equity	3,457,523	12.58	3,249,903	13.32

(*) Corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.                    Subsequent Events:

On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24th, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the established in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, about minimum dividends provision, agreed to establish that since January 2016 it will constitute provision by the 60% of distributable net income that it will be accumulating during the each period.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2015 and the date of issuance of these consolidated financial statements.

Héctor Hernández G, General Accounting Manager	Arturo Tagle Q, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2016

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO